CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 811 00 - FAX (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 23 July 2004

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Dlw 7/28

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACIÓN MAPFRE, S.A.

- [ ] **Financial Institutions.... B**
- [ ] **Investment Companies.... C**
- [ ] **General.... G**
- [x] **Insurance Companies.... S**

Page 1	X
Page 2	X
Page 3	X
Page 4	X
Page 5	X
Page 6	X
Page 7 and 7 bis	X
Page 8	X
Page 9	X
Page 10	X
Supplementary information	X

DATE:	22 July 2004	**HALF**	1st 2004

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
FIRST	2004

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACIÓN MAPFRE, S.A.

LEGAL ADDRESS:	**N.I.F.**
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Paid	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in consolidation methods or procedures

In the first half of this fiscal year, the following companies, which in the previous fiscal year did not form part of the consolidation perimeter, have been fully consolidated:

a) Companies that began their activity in 2004:

- ELIPSE CANARIAS, S.A.

During the same period, the following companies were no longer considered to be subsidiaries or affiliates of the Group due to the reasons indicated below:

a) Due to sale to third parties:

- MAPFRE USA CORPORATION (sold to MAPFRE MUTUALIDAD)

b) Due to winding-up:

- COMPAÑIA NACIONAL DE RENTAS (CHILE)
- INMOBILIARIA CONDOMINIO PARQUE ZAPALLAR, S.A.
- MAPFRE SOFT AMÉRICA, S.A.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210	8,298	0
II. Intangible Assets	0220	1,720	1,345
III. Deferred expenses	0230	882	924
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	**0240**	**10,900**	**2,269**
I. Tangible Investments	0250	0	0
II. Financial Investments	0260	95,764	17,312
III. Investments in Group Companies and Affiliates	0270	1,151,673	896,543
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**1,247,437**	**913,855**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coins. business (policyholders,brokers)	0330	0	0
II. Tax, corporate and other credits	0340	44,823	26,379
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	311	376
V. Cash and Banks	0360	141,620	13,708
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	1,604	3,042
VIII. Accruals	0370	456	87
F) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	**0380**	**188,814**	**43,592**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,447,151**	**959,716**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	119,450	90,782
II. Reserves	0510	898,322	426,445
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	88,193	78,590
V. Result for the year	0530	33,663	5,219
VI. Interim dividend paid during the year	0540	0	0
A) CAPITAL AND RESERVES	**0550**	**1,139,628**	**601,036**
B) DEFERRED INCOME	**0590**	**118**	**115**
C) SUBORDINATED LIABILITIES	**0595**	**0**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	**0605**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**10,189**	**6,561**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635	0	40,262
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645	0	0
V. Debts on asset repurchase agreements	0646	0	0
VI. Other liabilities	0650	6,160	20,731
VII. Accruals	0670	16,056	16,011
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**297,216**	**352,004**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,447,151**	**959,716**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (non-life)	0830	0	0
IV. Claims incurred, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (non-life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	0
X. Net operating expenses (life)	0875	0	0
XI. Variation in the equalisation reserve (non-life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (non-life)	0900	0	0
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (non-life)	0930	0	0
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	0
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	46,484	32,565
XX. Expenses from investments	0980	9,314	35,101
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**37,170**	**-2,536**
XXI. Other income	1025	518	1,347
XXII. Other expenses	1026	5,168	4,773
XXIII. Extraordinary Results	1030	36	2
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**32,556**	**-5,960**
XXIV. Corporate tax and others	1042	-1,107	-11,179
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**33,663**	**5,219**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**1200**	**0**	**0**
I. Start-up expenses	1210	16,784	9,815
II. Intangible assets	1220	74,724	80,265
III. Deferred expenses	1230	1,626	1,734
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	**1240**	**93,134**	**91,814**
I. Tangible investments	1250	567,755	508,579
II. Financial investments	1260	14,632,308	11,419,933
III. Deferred expenses	1270	277,329	242,463
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	116,811	94,817
C) INVESTMENTS	**1290**	**15,594,203**	**12,265,792**
D) CONSOLIDATED GOODWILL	**1300**	**441,346**	**411,049**
E) INVEST. ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVEST. RISK	**1310**	**394,196**	**486,508**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**1320**	**1,121,691**	**543,558**
I. Receivables on direct insurance, reins. and coins. business (policyholders and brokers)	1330	1,497,240	1,057,109
II. Tax, corporate and other credits	1340	222,483	177,145
III. Shareholders,called capital	1350	0	0
IV. Tangible Fixed Assets	1355	74,463	71,108
V. Cash and Banks	1360	657,738	466,114
VI. Short-term Trasury Stock	1365	0	0
VII. Other assets Net of Provisions	1366	8,133	27,388
VIII. Accruals	1370	679,862	553,708
G) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	**1380**	**3,139,919**	**2,352,572**
TOTAL ASSETS (A+B+C+D+E+F+G)	**1390**	**20,784,489**	**16,151,293**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	119,450	90,782
II. Parent company reserves	1510	1,100,042	596,212
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	669,979	605,391
V. Translation differences	1530	-322,508	-293,929
VI. Results attributable to the parent company	1540	92,282	72,732
VII. Interim dividend paid during the year	1550	0	0
A) CAPITAL AND RESERVES	**1560**	**1,659,245**	**1,071,188**
B) MINORITY INTERESTS	**1570**	**708,837**	**641,683**
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**	**3,087**	**3,435**
D) DEFERRED INCOME	**1590**	**14,990**	**13,798**
E) SUBORDINATED LIABILITIES	**1592**	**0**	**0**
F) TECHNICAL RESERVES	**1595**	**15,983,201**	**12,291,139**
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	**1600**	**394,196**	**486,508**
H) PROVISIONS FOR RISKS AND EXPENSES	**1610**	**117,588**	**89,101**
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	**1620**	**115,025**	**103,719**
I. Bond and other stock issues	1630	275,000	275,000
II. Due to credit institutions	1635	20,616	64,428
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	1640	638,538	466,740
IV. Debts on transactions in preparation of insurance contracts	1645	43,821	37,842
V. Debts on asset repurchase agreements	1646	0	0
VI. Other liabilities	1650	663,663	506,874
VII. Accruals	1670	146,682	99,838
J) DEBTS AND ACCRUED LIABILITIES	**1680**	**1,788,320**	**1,450,722**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	**1690**	**20,784,489**	**16,151,293**

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	1,556,159	59%	1,324,819	61%
II. Earned premiums, net of reinsurance (life)	1810	1,088,988	41%	845,622	39%
A) NET EARNED PREMIUMS (I+II)	**1820**	**2,645,147**	**100%**	**2,170,441**	**100%**
III. Claims incurred, net of reinsurance (non-life)	1830	1,028,048	39%	894,886	41%
IV. Claims incurred, net of reinsurance (life)	1840	1,011,139	38%	607,914	28%
B) NET CLAIMS INCURRED (III+IV)	**1850**	**2,039,187**	**77%**	**1,502,800**	**69%**
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-21,857	-1%	-15,792	-1%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-257,078	-10%	-388,505	-18%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**1855**	**-278,935**	**-11%**	**-404,297**	**-19%**
VII. Profit sharing and returns (non-life)	1860	769	0%	820	0%
VIII. Profit sharing and returns (life)	1865	12,401	0%	11,026	1%
IX. Net operating expenses (non-life)	1870	382,923	14%	359,176	17%
X. Net operating expenses (life)	1875	60,574	2%	45,074	2%
XI. Variation in the equalisation reserve (non-life)	1880	23,897	1%	14,416	1%
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**1890**	**480,564**	**18%**	**430,512**	**20%**
XII. Other technical results (non-life)	1900	-27,208	-1%	-21,179	-1%
XIII. Other technical results (life)	1910	-4,906	0%	-6,575	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**1920**	**-185,653**	**-7%**	**-194,922**	**-9%**
XIV. Income from operating investments (non-life)	1930	114,684	4%	139,376	6%
XV. Income from operating investments (life)	1935	394,509	15%	346,385	16%
XVI. Expenses from operating investments (non-life)	1940	35,439	1%	44,753	2%
XVII. Expenses from operating investments (life)	1945	86,968	3%	95,741	4%
XVIII. Unrealised capital gains and losses on investments (life)	1950	7,847	0%	12,955	1%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**1960**	**208,980**	**8%**	**163,300**	**8%**
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**1965**	**150,702**	**6%**	**113,173**	**5%**
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**1966**	**58,278**	**2%**	**50,127**	**2%**
XIX. Results from investments	1970	6,261	0%	6,581	0%
XX. Translation results	1980	181	0%	24	0%
XXI. Income from companies accounted for by the equity method	1990	19,738	1%	12,858	1%
XXII. Amortisation of consolidation goodwill	2000	13,460	1%	12,786	1%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	**2020**	**221,700**	**8%**	**169,977**	**8%**
XXIV. Other income	2025	40,861	2%	38,343	2%
XXV. Other expenses	2026	50,552	2%	45,981	2%
XXVI. Extraordinary Results	2030	-4,228	0%	1,596	0%
J) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	**2040**	**207,781**	**8%**	**163,935**	**8%**
XXVII. Corporate tax	2042	-62,749	-2%	-46,813	-2%
K) RESULT (I+/-XXVII)	**2044**	**145,032**	**5%**	**117,122**	**5%**
+/- Results attributable to minority interests	2050	-52,750	-2%	-44,390	-2%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO THE CONTROLLING COMPANY	**2060**	**92,282**	**3%**	**72,732**	**3%**

VI. PREMIUM BREAKDOWN BY LINE OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
General Insurance - Direct Insurance Spain	2100			1,019,387	727,586
Credit and Guarantee – Direct Insurance Spain	2115			56,896	46,604
Direct Insurance abroad	2120			588,999	541,423
Reinsurance	2125			213,258	187,581
Assistance	2130			73,969	61,048
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			1,952,509	1,564,242
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-396,350	-239,423
TOTAL NET EARNED PREMIUMS Non-Life	2150			1,556,159	1,324,819
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			1,120,194	865,012
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-31,206	-19,390
TOTAL NET EARNED PREMIUMS Life	2195			1,088,988	845,622
TOTAL NET EARNED PREMIUMS	2200			2,645,147	2,170,441
Spain	2205			1,935,489	1,536,103
Foreign Subsidiaries: EU.	2210			108,440	67,612
O.E.C.D.	2215			201,476	201,215
Other Countries	2220			399,742	365,511

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
TOTAL EMPLOYEES	3000	39	61	14,666	12,612

VIII. BUSINESS DEVELOPMENT

During the first half of 2004, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively and growth in net profits exceeded published targets for the present fiscal year:

- in Spain, direct Non-life insurance premiums increased by 42%;
- third-party funds managed by MAPFRE VIDA and its subsidiaries grew 9.4%. Including MUSINI VIDA, these funds grew 17.9%;
- premiums written and accepted by MAPFRE AMÉRICA increased by 9.8%, and its net profit by 14.7%. For the fist time, its combined ratio was lower than 100%;
- premiums written and accepted by MAPFRE RE increased by 35.3%, and its net profit by 35.9%;
- the main subsidiaries achieved a Non-life combined ratio lower than 100%.

During the first half of 2004, revenues increased by 26% with respect to the same period of 2003. Net profit for the second quarter grew 22%, while net cumulative profit for the first half of 2004 was €92.3 million, a 27% increase over the first half of the previous year.

VIII.1. CONSOLIDATED GROUP FIGURES

- **REVENUES**

The total revenues of CORPORACIÓN MAPFRE and its subsidiaries reached €4,363 million in the first half of 2004, with the following breakdown by line of business:

TOTAL REVENUES
(Million euros)

	30.06.04	30.06.03	Var. % 04/03
Companies operating primarily in Spain			
Direct insurance premiums: Non-life	1,509.0	1,062.4	**42.0%**
Direct insurance premiums: Life	1,095.0	849.5	**28.9%**
Income from investments	454.1	390.9	**16.2%**
Other income from consolidated companies	123.3	71.0	**73.7%**
Brokerage and fund management (*)	31.0	26.9	**15.2%**
Real estate management and development (*)	34.7	26.2	**32.4%**
Other equity-accounted companies	12.4	13.7	**-9.5%**
Cumulative Subtotal	3,259.5	2,440.6	**33.6%**
Companies operating primarily abroad			
Direct insurance premiums: Non-life	632.4	582.7	**8.5%**
Direct insurance premiums: Life	31.3	21.1	**48.3%**
Accepted reinsurance premiums	561.9	415.4	**35.3%**
Assistance premiums and other income	140.3	117.4	**19.5%**
Income from investments	97.6	131.5	**-25.8%**
Other income (**)	0.6	0.1	**---**
Cumulative Subtotal	1,464.1	1,268.2	**15.4%**
Total cumulative income	4,723.6	3,708.8	**27.4%**
Intra-group transactions eliminated upon consolidation	-360.6	-244.9	**47.2%**
TOTAL CONSOLIDATED INCOME	**4,363.0**	**3,463.9**	**26.0%**

(*) Equity-accounted

(**) *Includes income from equity-accounted companies*

Total direct insurance and accepted reinsurance premiums grew 30.1% over the first half of 2003, reaching €3,663.0 million. Net premiums earned grew 21.4%, reaching €2,645.1 million.

Total Life direct insurance and accepted reinsurance premiums grew 31.5% (22% excluding premiums written and accepted by MUSINI S.A. and MUSINI VIDA), reaching €1,162.2 million. Total Non-life direct insurance and accepted reinsurance premiums grew 29.5% (20.3% excluding premiums written and accepted by MUSINI S.A.), reaching €2,500.8 million.

• **RESULTS**

The consolidated profit after taxes and minority interests was €145 million, a 23.8% increase over the first half of the previous year. The net attributable result after minority interests grew 27%, reaching €92.3 million, with the following breakdown by line of business:

CONSOLIDATED RESULTS (Million euros)			
	30.06.04	30.06.03	% Var. 04/03
FULLY CONSOLIDATED RESULTS			
Companies operating primarily in Spain			
Direct Insurance	146.3	116.4	25.7%
Subtotal	146.3	116.4	25.7%
Companies operating primarily abroad			
Direct Insurance	34.3	30.1	14.0%
Accepted reinsurance	31.2	21.3	46.5%
Assistance	4.4	3.8	15.8%
Other	0.4	0.4	---
Subtotal	70.3	55.6	26.4%
EQUITY-ACCOUNTED SUBSIDIARIES			
Brokerage and fund management	12.4	10.8	14.8%
Real estate management and development	5.3	2.4	120.8%
Other	0.4	0.3	33.3%
Total result from subsidiaries	234.7	185.5	26.5%
Amortisation of goodwill and portfolio acquisition costs	-18.8	-15.1	24.5%
Holding company results (non-consolidated)	32.6	-6.0	---
Consolidation adjustments	-40.7	-0.5	---
Profit before tax and minority interests	**207.8**	**163.9**	26.8%
Tax	-62.8	-46.8	34.2%
Profit after tax	**145.0**	**117.1**	23.8%
Minority interests	-52.7	-44.4	18.7%
Net attributable profit	**92.3**	**72.7**	27.0%

The quarterly net attributable profit of CORPORACIÓN MAPFRE evolved as follows:

CONSOLIDATED RESULTS (Million euros)					% Var. 2Q '04 over 2Q '03
2Q '03	3Q '03	4Q '03	1Q '04	2Q '04	
38.6	34.5	34.0	45.2	47.1	22.0%

VIII.2. PREMIUMS AND RESULTS OF SUBSIDIARIES

Companies operating primarily in Spain

The direct insurance and accepted reinsurance premiums of the subsidiaries of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. evolved as follows:

CONSOLIDATED WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.06.04	30.06.03	% Var 04/03
LIFE INSURANCE OPERATING UNIT	**1,068.0**	**859.1**	**24.3%**
MAPFRE Vida	1,024.0	859.1	19.2%
MUSINI Vida	44.0	---	---
GENERAL INSURANCE OPERATING UNIT	**612.1**	**459.8**	**33.1%**
MAPFRE Seguros Generales	325.6	267.7	21.6%
MAPFRE Guanarteme	106.9	92.7	15.3%
MAPFRE Finisterre	179.6	99.4	80.7%
COMMERCIAL INSURANCE OPERATING UNIT	**602.1**	**314.3**	**91.6%**
MAPFRE Industrial	317.7	255.3	24.4%
MAPFRE Caución y Crédito	68.3	59.0	15.8%
MUSINI S.A.	216.1	---	---
MAPFRE Caja Salud	**321.8**	**278.7**	**15.5%**
TOTAL	**2,604.0**	**1,911.9**	**36.2%**

Total written and accepted premiums include those of the Portuguese branches of MAPFRE VIDA (€17.2 Million, a 17% increase) and MAPFRE CAUCIÓN Y CREDITO (€4.4 million, a 22.2% increase)

The following table shows a breakdown of written and accepted premiums by line of business:

WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.06.04	30.06.03	% Var. 04/03
Motor (MAPFRE Guanarteme)	75.8	66.7	13.6%
Health	321.8	278.7	15.5%
Other Non-life	1,111.4	717.0	55.0%
TOTAL NON-LIFE	**1,509.0**	**1,062.4**	**42.0%**
Life Risk	131.2	83.3	57.5%
Life Savings	963.8	766.2	25.8%
TOTAL LIFE	**1,095.0**	**849.5**	**28.9%**
TOTAL	**2,604.0**	**1,911.9**	**36.2%**

The breakdown of the premiums written and accepted by the most representative subsidiaries through the agents channel and the Caja Madrid bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.06.04	30.06.03	% Var. 04/03
AGENTS CHANNEL	**2,022.9**	**1,418.5**	**42.6%**
MAPFRE Vida	510.1	418.0	22.0%
MAPFRE Seguros Generales	571.9	428.8	33.4%
MAPFRE Industrial	306.1	245.6	24.6%
MAPFRE Caja Salud	306.8	267.5	14.7%
MAPFRE Caución y Crédito	67.9	58.6	15.9%
MUSINI S.A.	216.1	---	---
MUSINI Vida	44.0	---	---
CAJA MADRID BANK CHANNEL	**581.1**	**493.4**	**17.8%**
MAPFRE Vida	513.9	441.1	16.5%
MAPFRE Seguros Generales	40.2	31.0	29.7%
MAPFRE Industrial	11.6	9.7	19.6%
MAPFRE Caja Salud	15.0	11.2	33.9%
MAPFRE Caución y Crédito	0.4	0.4	---

LIFE, SAVINGS AND INVESTMENTS OPERATING UNIT

Premiums growth, which should be considered as very satisfactory in the current interest rate environment, reflects:

- New group savings business, which includes a new €113.6 million transaction with SEPI;
- Growth in retail savings products distributed through the Bank channel, which offset the effect of maturities;
- Sustained growth in risk products;

The following table shows the breakdown by type of product and by distribution channel of premiums written and accepted by MAPFRE VIDA and MUSINI VIDA:

	30.06.04	30.06.03	Var. % 04/03
Regular Premiums	**206.0**	**201.8**	**2.1%**
- Agents Channel	195.0	190.2	2.5%
- Bank Channel	11.0	11.6	-5.2%
Single Premiums	**644.2**	**564.5**	**14.1%**
- Agents Channel	207.1	172.3	20.2%
- Bank Channel	431.6	392.2	10.0%
- Musini Vida	5.5	---	---
Life premiums - Savings	**850.2**	**766.3**	**10.9%**
Externalisation	**113.6**	**---**	**---**
- Agents Channel	45.1	---	---
- Bank Channel	32.7	---	---
- Musini Vida	35.8	---	---
Subtotal	**963.8**	**766.3**	**25.8%**
Life premiums - Risk	**104.2**	**92.8**	**12.3%**
- Agents Channel	62.9	55.5	13.3%
- Bank Channel	38.6	37.3	3.5%
- Musini Vida	2.7	---	---
TOTAL PREMIUMS	**1,068.0**	**859.1**	**24.3%**
- Agents Channel	510.1	418.0	22.0%
- Bank Channel	513.9	441.1	16.5%
- Musini Vida	44.0	---	---

Figures in million euros

Third-party funds managed by MAPFRE VIDA and its subsidiaries grew 9.4%. Including MUSINI VIDA, these funds grew 17.9%. The following should be noted with respect to these figures:

- In absolute terms, in the first half of the year technical reserves grew comparatively less than written and accepted premiums since the end of 2003, mainly due to the maturity and renewal of a savings product in the Bank channel mentioned previously;
- The increase in managed mutual and pension funds is mainly due to net positive sales.

The following table shows a breakdown by type of product and by distribution channel of the funds managed by MAPFRE VIDA and its subsidiaries

	30.06.04	30.06.03	Var. % 04/03
Regular premiums insurance	3,423.1	3,202.3	6.9%
- Agents channel	3,195.9	2,982.7	7.1%
- Bank channel	227.2	219.6	3.5%
Single premiums insurance	6,577.8	6,150.9	6.9%
- Agents channel	2,697.3	2,466.4	9.4%
- Bank channel	3,880.5	3,684.5	5.3%
Life Insurance - Risk	110.2	96.7	14.0%
- Agents channel	30.4	27.6	10.1%
- Bank channel	79.8	69.1	15.5%
MUSINI VIDA	1,111.3	---	---
Total Mathematical reserves	11,222.4	9,449.9	18.8%
Other reserves	233.0	171.0	36.3%
TECHNICAL RESERVES	**11,455.4**	**9,620.9**	**19.1%**
MUTUAL FUNDS	2,468.0	2,148.8	14.9%
PENSIONS FUNDS[1]	1,602.6	1,395.1	14.9%
THIRD-PARTY FUNDS UNDER MANAGEMENT	**15,526.0**	**13,164.8**	**17.9%**
SHAREHOLDERS' EQUITY	419.6	386.2	8.6%
TOTAL FUNDS UNDER MANAGEMENT	**15,945.6**	**13,551.0**	**17.7%**
MUSINI S.A.	549.9	---	---
- Mathematical reserves	445.6	---	---
- Mutual funds	31.3	---	---
- Pensions funds	73.0	---	---
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVINGS BUSINESS	**16,495.5**	**13,551.0**	**21.7%**

Figures in million euros

1) Includes €704.3 million (€662.3 million as of June 2003 and €635.4 million as of June 2002) corresponding to defined benefit pension funds entered into through a Life insurance contract.

MAPFRE VIDA and its subsidiaries reached a net consolidated profit of €49.6 million, a 20.1% increase with respect to the same period of the previous year.

MUSINI VIDA contributes 4.1% of total premiums and 9.7% of the net profit. In the first half of 2004, the company obtained a net profit of €4.8 million, which, after the share of minority shareholders in MAPFRE-CAJA MADRID HOLDING, translated into a €2.5 million contribution to the net profit of CORPORACIÓN MAPFRE.

GENERAL INSURANCE OPERATING UNIT

MAPFRE SEGUROS GENERALES and its subsidiaries reached a a net consolidated profit of €28.4 million. This figure, which represents a 17.4% increase with respect to the same period of the previous year, reflects:

- Sustained premiums growth in most business lines, primarily due to new business;
- An increase in the retention rate;
- The purchase of a stake in MAPFRE GUANARTEME from a minority shareholder carried out in 2003.

On 01/01/04, the whole portfolio of the new funeral insurance product 'Seguro Universal de Decesos' was renewed for a year. This led to a significant increase in written and accepted premiums, which will be gradually reduced over the rest of the year by accruals. This renewal does not have any impact on premiums earned, which increased by 14%, from €411.2 million as of 30/06/03, to €468.8 million as of 30/06/04.

The net profit of MAPFRE FINISTERRE has decreased as in the first half of the previous year this subsidiary obtained gains from the redemption of a pension savings product sold in previous years, which were not repeated in the current semester. The company appropriated additional reserves for restructuring expenses amounting to €1.6 million.

Although still very low in absolute terms, the claims ratio of MAPFRE GUANARTEME has increased with respect to the first half of the previous year due to a larger volume of serious claims.

COMMERCIAL INSURANCE OPERATING UNIT

The business activities of the Commercial Insurance Operating Unit evolved very favourably during the first half of the year, with a significant increase in its business volumes. It is worth highlighting, among others, that this Unit became the leading carrier for the insurance programs of the Telefónica Group globally and won the policies of Spanair and Trasmediterránea.

The Commercial Insurance Unit obtained a net profit of €34.1 million, a 179.5% increase with respect to the same period of 2003 (34.4% excluding MUSINI S.A.).

MUSINI S.A. obtained a net profit of €14.1 million during the first half of 2004 (€10.6 million after taxes), owing to the sale of its stake in MUSINI VIDA to MAPFRE VIDA. This amount has been eliminated in the consolidated profit of MAPFRE-CAJA MADRID HOLDING. After the share of minority shareholders in MAPFRE-CAJA MADRID HOLDING and the amortisation of goodwill, MUSINI S.A. contributed €3.1 million to the net profit of CORPORACIÓN MAPFRE.

MAPFRE CAJA SALUD

Premiums grew above the 10.6% achieved by the market as a whole (source: ICEA, 1st quarter 2004), primarily due to strong growth in group business, reflecting the winning of new clients.

A growing level of competition for group business is being observed in the market, together with decreasing rates.

Net profit decreases with respect to the same period of the previous year, as a result of:

- An increase in the loss ratio, especially in health assistance insurance.
- The early amortisation of a €2.9 million goodwill, corresponding to a portfolio whose returns have not matched the levels forecast upon its acquisition.

Companies operating primarily abroad

Premiums written by Units and Companies whose activity is primarily international evolved as follows:

CONSOLIDATED PREMIUMS			
	Million euros		
	30.06.04	30.06.03	% Var. 04/03
DIRECT INSURANCE			
MAPFRE AMERICA (Countries)			
Argentina	76.6	59.4	29.0%
Brazil	129.2	102.3	26.3%
Chile	51.5	40.3	27.8%
Colombia	21.3	19.6	8.7%
El Salvador	14.9	14.5	2.8%
Mexico	139.5	162.6	-14.2%
Paraguay	3.8	3.5	8.6%
Peru	11.8	10.4	13.5%
Puerto Rico	108.0	101.0	6.9%
Uruguay	4.4	3.8	15.8%
Venezuela	97.6	82.5	18.3%
Subtotal	**658.6**	**599.9**	**9.8%**
OTHER COUNTRIES			
MAPFRE ASIAN (The Philippines)	5.1	3.9	30.8%
Total Direct Insurance	**663.7**	**603.8**	**9.9%**
ACCEPTED REINSURANCE (REINS. OP. UNIT)	**561.9**	**415.4**	35.3%
ASSISTANCE (ASSISTANCE OPERATING UNIT)	**83.4**	**68.9**	21.0%
TOTAL CUMULATIVE PREMIUMS	**1,309.0**	**1,088.1**	20.3%
Intra-group transactions eliminated upon consolidation	**-250.0**	**-185.3**	34.9%
TOTAL CONSOLIDATED PREMIUMS	**1,059.0**	**902.8**	17.3%

The breakdown by business line of the direct insurance premiums written by the Units and Companies whose activity is primarily international is shown in the following table:

WRITTEN PREMIUMS			
	Million euros		
	30.06.04	**30.06.03**	**% Var. 04/03**
Motor	332.2	319.5	4.0%
Health and accidents	98.5	64.6	52.5%
Other Non-Life	201.7	198.6	1.6%
TOTAL NON-LIFE	**632.4**	**582.7**	**8.5%**
TOTAL LIFE	**31.3**	**21.1**	**48.3%**
TOTAL	**663.7**	**603.8**	**9.9%**

MAPFRE AMÉRICA

MAPFRE AMÉRICA reached a a net consolidated profit of €24.2 million. This figure, which represents a 14.7% increase over the same period of the previous year, reflects:

- Strong premiums growth in most subsidiaries, due, among other reasons, to their good image in their respective markets, the widening of the distribution network and the economic recovery in some countries;
- The significant decrease in the loss and expense ratios.

Financial income decreased mainly due to lower interest rates. The contribution from realised gains is modest and amounts to €1.7 million before taxes, corresponding to the profit obtained by MAPFRE PRAICO from the sale of MAPFRE USA to MAPFRE MUTUALIDAD.

The following table shows a comparison of premiums growth rates in euros and in local currency:

Country	Company	Premiums growth	
		€	Local Currency
Argentina	MAPFRE ARGENTINA	29.0%	36.9%
Brazil	MAPFRE VERA CRUZ	26.3%	28.5%
Colombia	MAPFRE S.G. COLOMBIA	8.7%	10.9%
Chile	MAPFRE S.G. CHILE	27.8%	18.6%
El Salvador	LA CENTRO AMERICANA	2.8%	12.7%
Mexico	MAPFRE TEPEYAC	-14.2%	-0.7%
Paraguay	MAPFRE PARAGUAY	8.6%	4.6%
Peru	MAPFRE PERU	13.5%	24.7%
Puerto Rico	MAPFRE USA	6.9%	37.0%
Uruguay	MAPFRE URUGUAY	15.8%	25.0%
Venezuela	MAPFRE LA SEGURIDAD	18.3%	50.5%

112 new offices have been opened during the first half of 2004, 20 of which are direct offices.

MAPFRE RE

Premiums grew strongly, on the back of new business accepted in the recent renewal campaigns.

The claims ratio decreased with respect to the same period of the previous year, reflecting the maintenance of sufficient technical conditions and a low incidence of catastrophe claims.

The expense ratio remained stable with respect to the same period of the previous year. It is worth noting the low incidence of administration expenses which were equal to 1.4% of net premiums earned.

The contribution to the equalisation reserve was €13.8 million, against €8.8 million for the same period of the previous year.

The average tax rate has increased due to the release of provisions against the depreciation of the investment in foreign subsidiaries.

MAPFRE RE obtained a consolidated net profit of €19.3 million, a 35.9% increase with respect to the same period of the previous year.

MAPFRE ASISTENCIA

The increase in business volumes reflects the sustained growth of ROAD AMERICA and the activities in Europe, partly due to the contribution of NSA (€6.3 million), which was acquired at the end of June 2003, that has compensated for the decrease in premiums in Latin America brought about by the depreciation of some local currencies and the cancellation of a number of contracts.

The variations in the claims and expense ratios stem from the comparatively lower loss experience and higher acquisition costs, which characterise both the acquired companies and the new business lines, such as Pecuniary Losses.

MAPFRE ASISTENCIA obtained a net profit of €2.5 million. This increase of 13.6% with respect to the same period of the previous year was limited by larger goodwill amortisation charges and by the interest expenses arising from the higher level of indebtedness.

The following table shows the variations in the results of subsidiaries with respect to the same period of the previous year:

RESULTS OF SUBSIDIARY COMPANIES
(Million euros)

	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	30.06.04	30.06.03	30.06.04	30.06.03
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE OPERATING UNIT	**69.5**	**56.8**	**49.6**	**41.3**
MAPFRE Vida[1]	62.1	56.8	44.7	41.3
MUSINI Vida	7.4	---	4.8	---
GENERAL INSURANCE OPERATING UNIT	**47.7**	**42.8**	**28.4**	**24.2**
MAPFRE Seguros Generales[2]	36.1	26.2	25.9	19.2
MAPFRE Guanarteme	11.4	10.5	8.2	7.7
MAPFRE Finisterre	5.6	8.5	3.4	4.6
COMMERCIAL INSURANCE OPERATING UNIT	**50.3**	**19.2**	**34.1**	**12.2**
MAPFRE Industrial	19.6	13.7	12.7	8.9
MAPFRE Caución y Crédito	6.0	5.5	3.7	3.3
MUSINI S.A.	24.7	---	17.6	---
MAPFRE CAJA SALUD	**6.1**	**8.9**	**1.2**	**4.9**
Companies operating primarily abroad				
MAPFRE AMÉRICA	**33.9**	**29.4**	**24.2**	**21.1**
MAPFRE ARGENTINA	3.4	2.0	2.3	1.5
MAPFRE VERA CRUZ	3.8	3.5	2.7	2.6
MAPFRE S.G. COLOMBIA	1.2	1.1	1.0	0.8
MAPFRE S.G. CHILE	2.0	1.4	1.6	1.2
LA CENTRO AMERICANA	1.0	1.0	0.6	0.9
MAPFRE TEPEYAC	4.7	5.9	4.6	5.8
MAPFRE PARAGUAY	0.2	0.1	0.1	0.1
MAPFRE PERU	0.3	0.5	0.3	0.5
MAPFRE PRAICO	11.0	10.8	8.1	9.6
MAPFRE URUGUAY	0.0	0.2	0.0	0.0
MAPFRE LA SEGURIDAD	13.0	9.8	12.3	9.0
MAPFRE RE	**31.2**	**21.3**	**19.3**	**14.2**
MAPFRE Asistencia	**4.4**	**3.8**	**2.5**	**2.2**
Others	**0.4**	**0.7**	**0.4**	**0.6**
EQUITY-ACCOUNTED SUBSIDIARIES[3]				
MAPFRE INMUEBLES	8.5	3.8	5.3	2.4
GESMADRID	2.5	2.5	1.6	1.7
CAJA MADRID PENSIONES	0.7	0.7	0.5	0.5
CAJA MADRID BOLSA	0.7	0.5	0.5	0.3

(1) Includes the results of MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
(2) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit.
(3) Consolidated in proportion to the percentage of ownership in each company.

VIII.3 MANAGEMENT RATIOS

In accordance with internationally accepted practices, the soundness of the Non-life technical result is measured through the combined ratio, which is obtained dividing total claims and expenses by net premiums earned. In the first half of 2004, the consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 93.9%, against 97.5% in the first half of previous fiscal year.

The evolution of the main management ratios of the Non-life insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table, which provides the percentage of total expenses and claims incurred over premiums earned, before reinsurance. The columns to the right show the combined ratios of the subsidiaries (total expenses, and claims incurred over premiums earned, net of reinsurance)

MANAGEMENT RATIOS

	% GROSS EXPENSE RATIO[1]		% GROSS LOSS RATIO[2]		% COMBINED RATIO[3]	
	30.06.04	30.06.03	30.06.04	30.06.03	30.06.04	30.06.03
Companies operating primarily in Spain						
MAPFRE SEGUROS GENERALES [4]	27.7%	29.4%	63.6%	62.9%	92.4%	93.9%
MAPFRE INDUSTRIAL	20.0%	20.4%	52.6%	55.4%	88.1%	90.3%
MAPFRE CAUCIÓN Y CRÉDITO [5]	24.5%	26.3%	62.5%	64.0%	66.9%	70.4%
MUSINI S.A. [6]	7.4%	---	53.1%	---	61.1%	---
MAPFRE CAJA SALUD	16.5%	17.0%	82.1%	79.1%	98.6%	96.1%
MAPFRE-CAJA MADRID HOLDING	21.3%	25.0%	62.1%	64.0%	91.6%	93.6%
Companies operating primarily abroad						
MAPFRE AMÉRICA	29.0%	30.5%	60.3%	64.8%	99.7%	106.6%
MAPFRE RE	29.5%	29.6%	52.8%	60.5%	91.5%	94.5%
MAPFRE ASISTENCIA [5]	19.2%	18.0%	72.0%	73.4%	91.0%	91.2%
CORPORACIÓN MAPFRE	24.0%	26.9%	61.1%	64.4%	93.9%	97.5%

1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned.
2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.
4) Excluding its subsidiary MAPFRE INDUSTRIAL.
5) Given the importance of the income from services provided in these subsidiaries, their expense ratios are adjusted to include the net other non-technical income.
6) Figures relative to the consolidated accounts of MUSINI S.A.

VIII.4. CONSOLIDATED SHAREHOLDERS' EQUITY AND RETURN

Total consolidated equity amounted to €2,368.1 million, against €1,712.9 million at the end of the first half of 2003. The year-on-year variation reflects the positive contribution from the €500 million capital increase carried out in April 2004 and the results earned by subsidiaries, which offset the impact of the appreciation of the euro in 2003. Of the total equity amount mentioned above, €708.8 million corresponded to the holdings of minority shareholders in subsidiaries, and €1,659.3 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share amounted to €6.9 as of June 2004 (€6.0 at the end of 2003).

In the first half of 2004, the consolidated shareholders' equity of MAPFRE AMÉRICA and its subsidiaries expressed in euros increased by €22.6 million, mainly due to the result obtained over the same period.

VIII.5. INVESTMENTS AND FINANCING

Direct investments of CORPORACIÓN MAPFRE

During the first half of 2004, CORPORACIÓN MAPFRE made investments in group and affiliate companies totalling €143.7 million, the most significant of which were the following:

- The capital increase carried out by MAPFRE RE, in which CORPORACIÓN MAPFRE subscribed for the part corresponding to its 84.3% stake for an amount of €126.5 million and acquired shares not subscribed by other shareholders for a further €16 million. As a result of this investment, CORPORACIÓN MAPFRE raised its stake in MAPFRE RE to 87.7%;

- In April, CORPORACIÓN MAPFRE invested €0.7 million in a capital increase carried out by QUAVITAE. Later, during the month of June, it announced the acquisition of the shareholdings of CORPORACIÓN ALBA (21.5%) and JP MORGAN PARTNERS (13.8%) in this company for a price of €13.5 million. This transaction was concluded on 13/07/2004.

- CORPORACIÓN MAPFRE acquired from minority shareholders a 6.7% stake in Philippine subsidiary MAPFRE ASIAN for an outlay of €0.4 million, raising its stake in this company to 99.9%

Investments made by subsidiaries

Having obtained the approval from the Spanish General Directorate of Insurance and Pension Funds (DGSFP), MUSINI S.A. transferred its stake in MUSINI VIDA to MAPFRE VIDA for an amount of €100.2 million. This transaction did not have any impact on the accounts of MAPFRE VIDA, in which MUSINI VIDA is consolidated since 01.10.2003.

Subsequently, MUSINI S.A. has carried out a capital reduction of €121.7 million through the amortisation of treasury stock, previously bought back from MAPFRE-CAJA MADRID HOLDING and third parties. Of this amount, €12 million corresponded to the reduction of the share capital and the balance to reserves. MUSINI S.A. financed this transaction with its cash surplus and the funds obtained from the sale of MUSINI VIDA. As a result, the stake of MAPFRE-CAJA MADRID HOLDING in MUSINI S.A. increased from 98.07% as of 31/12/03 to 99.93% as of 30/06/04.

Financing

All aforementioned investments were financed with funds raised in the capital increase carried out in April. Consolidated debt with financial institutions has decreased from €160.2 million as of 12/31/03 to €20.6 million as of 30/06/04. These loans were mainly related to the acquisition of MUSINI.

VIII.6. PERSONNEL

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 14,626 employees as of 30 June 2004, an increase of 1,778 employees with respect to the same period of the previous year.

On 1 July, MAPFRE and the representatives of the State Services Federation of trade union U.G.T. (the only trade union with a representation in MUSINI) reached an agreement to include the employees of MUSINI into the 2002-2004 Collective Agreement of the MAPFRE Insurance Group. This agreement has made it possible to conclude very satisfactorily the integration process of the MUSINI staff into MAPFRE.

VIII.7. RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.2% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in the first half of 2004 recorded total revenues of €5,771.3 million, a 21.7% increase over the previous year. In the previous year, the group booked a non-recurring €34.3 million pre-tax gain from the sale of a building in Barcelona. The result after-tax increased 10.5%. Excluding the non-recurring gain mentioned above, it increased 23.3%.

The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

RESULTS OF SISTEMA MAPFRE			
	30.06.04	30.06.03	Var. % 04/03
Direct Insurance and Accepted Reinsurance			
Gross written premiums	4,969.9	3,952.4	25.7%
Unearned premiums and claims reserve	-700.2	-437.4	60.1%
Claims and other technical expenses	-4,068.1	-3,486.1	16.7%
Result, accepted and retroceded reinsurance	-204.9	-106.9	91.7%
Investment results	442.8	450.3	-1.7%
Net other technical income	-51.7	-37.1	39.4%
Result, non-technical account	-10.1	-0.6	---
Result before taxes and minorities	**377.6**	**334.6**	**12.9%**
Taxes	-102.3	-85.5	19.6%
Result after tax	**275.3**	**249.1**	**10.5%**

Figures in million euros

Additional information

A complementary presentation for analysts and investors that expands the information contained herein is being released simultaneously with this report (accessible at www.mapfre.com).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand euros)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

Supplementary dividend paid out of the results for fiscal year 2003 on 18 March 2004. Shares numbered 1 to 181,564,536, both inclusive, collected €0.10 gross per share.

MAPFRE

PRESS RELEASE

SISTEMA MAPFRE ACHIEVED TOTAL REVENUES OF € 5,771.3 MILLION AND A GROSS RESULT OF € 377.6 MILLION AS AT JUNE 2004

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 27%

1. The Group obtained a gross result of € 377.6 million as at June 2004

The total revenues of SISTEMA MAPFRE reached € 5,771.3 million as at June 2004, a 21.7% increase with respect to the previous year. Of these, € 4,969.9 million corresponded to written premiums from direct insurance and accepted reinsurance. All business units increased their premiums volumes by over 10%.

The consolidated profit before tax was € 377.6 million, a 12.9% increase. This increase should be analysed taking into account that during 2003 the group booked a non-recurring € 34.3 million gain from the sale of a building in Barcelona. Excluding this non-recurring gain, profit before tax increased by 25.8%. The net profit after tax was € 275.3 million, a 10.5% increase with respect to the same period of 2003. Excluding the non-recurring gain mentioned above, it grew 23.3%.

It must be noted that all subsidiaries achieved a Non-life combined ratio lower than 100%.

2. CORPORACIÓN MAPFRE increased its net profit by 27%

CORPORACIÓN MAPFRE, the listed holding company for most of the subsidiaries of the Group, filed today with the CNMV a report on its results for the first half of 2004, which have likewise evolved very positively. Total revenues reached € 4,363 million, a 26% increase. Of these, € 3,663 million corresponded to written premiums from direct insurance and accepted reinsurance, a 30.1% increase. The consolidated profit before

tax and minority interests was € 207.8 million. The net profit after tax and minorities reached € 92.3 million, a 27% increase with respect to the same period of the previous year.

The subsidiaries of CORPORACIÓN MAPFRE operating primarily in Spain, which are grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, recorded a total volume of premiums of € 2,604 million, a 36.2% increase, and a gross consolidated profit before tax and minority interests of € 140 million, a 24.2% increase. It is worth mentioning the evolution of Non-life direct insurance premiums, which increased by 42%, reaching € 1,509 million, reflecting significant increases across all business lines and the inclusion of MUSINI, which contributed € 176.3 million. Managed Life insurance and savings funds amounted to € 16,495.5 million, a 21.7% increase, including the contribution of MUSINI (€ 1,679.4 million). Life insurance premiums grew 28.9% with respect to the previous year, reaching € 1,095 million (19% excluding MUSINI's premiums).

The business activities of the subsidiaries of CORPORACIÓN MAPFRE operating primarily abroad evolved positively, with aggregate revenues of € 1,464.1 million, a 15.4% increase. Written premiums as at June 2004 increased significantly with respect to the same period of the previous year, despite the appreciation of the euro against the US dollar during last year. It is worth highlighting the premiums growth of MAPFRE RE (35.3%), and of the International Non-Life direct insurance business (primarily MAPFRE AMÉRICA), which grew 8.5%.

Madrid, 22 July 2004

Should you need further information, please contact MAPFRE, Dirección de Comunicación (phone +34-91-581-2216, fax +34-91-581-8382, e-mail: ndelolm@mapfre.com).

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION OF SISTEMA MAPFRE AS AT 30.06.2004

1. Consolidated Profit & Loss Account of MAPFRE MUTUALIDAD and subsidiaries

ITEM	Million €		% Var
	2004	2003	04 / 03
Written and accepted premiums	4,969.9	3,952.4	25.7
Unearned premiums and unexpired risks reserves	(700.3)	(437.4)	60.1
Claims and other technical expenses	(4,068.1)	(3,486.1)	16.7
Result, ceded and retroceded reinsurance	(204.9)	(106.9)	91.7
Income and expenses from investments	442.8	450.3	(1.7)
Other technical income and expenses	(51.7)	(37.1)	39.4
Result, non-technical account	(10.1)	(0.6)	--
RESULT BEFORE TAX AND MINORITY INTERESTS	**377.6**	**334.6**	**12.9**
Tax	(102.3)	(85.5)	19.6
RESULT AFTER TAX	**275.3**	**249.1**	**10.5**

2. Consolidated results of CORPORACIÓN MAPFRE

COMPANY	Million €		% Var.
	2004	2003	04 / 03
Subsidiaries of MAPFRE CAJA MADRID HOLDING			
MAPFRE VIDA	69.5	56.8	22.4
MAPFRE SEGUROS GENERALES	45.1	42.8	5.4
MAPFRE EMPRESAS	50.3	19.2	162.0
MAPFRE CAJA SALUD	6.1	8.9	(31.5)
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	33.9	29.4	15.3
MAPFRE RE	31.2	21.3	46.5
MAPFRE ASISTENCIA	4.4	3.8	15.8
MAPFRE INMUEBLES	8.5	2.4	254.2
TOTAL SUBSIDIARIES	**249.0**	**184.6**	**34.9**
Goodwill, consolidation adjustments and other items	(41.2)	(20.7)	99.0
RESULT BEFORE TAX AND MINORITY INTERESTS	**207.8**	**163.9**	**26.8**
TAX	(62.8)	(46.8)	34.2
RESULT AFTER TAX	**145.0**	**117.1**	**26.6**
RESULT ATTRIBUTABLE TO MINORITY INTERESTS	(52.7)	(44.4)	18.7
RESULT ATTRIBUTABLE TO CORPORACION MAPFRE	**92.3**	**72.7**	**26.9**

(1) Includes intra-group gains of € 14 million from the sale of MUSINI VIDA eliminated upon consolidation

3. Consolidated results before goodwill, tax and minority interests by Company

COMPANY	Million €		% Var.
	2004	2003	04 / 03
MAPFRE MUTUALIDAD (MOTOR INSURANCE)	175.7	162.7	8.0
MAPFRE VIDA	69.5	56.8	22.4
MAPFRE SEGUROS GENERALES	45.1	42.8	5.4
MAPFRE EMPRESAS	50.3	19.2	162.0
MAPFRE CAJA SALUD	6.1	8.9	(31.5)
MAPFRE AGROPECUARIA	4.4	5.9	(25.4)
MAPFRE SEGUROS GERAIS	4.1	3.0	36.7
MAPFRE AMERICA	33.9	29.4	15.3
MAPFRE AMERICA VIDA	0.3	1.9	(85.3)
MAPFRE RE	31.2	21.3	46.5
MAPFRE ASISTENCIA	4.4	3.8	15.8
MAPFRE INMUEBLES	8.5	2.4	254.2

CORPORACIÓN MAPFRE

First half 2004 results

MAPFRE



Madrid, 22 July 2004

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

First half of 2004

- During the first half of 2004, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively and growth in net profits exceeded published targets for the present fiscal year:
  - in Spain, direct Non-life insurance premiums increased by 42%;
  - third-party funds managed by MAPFRE VIDA and its subsidiaries grew 9.4%. Including MUSINI VIDA, these funds grew 17.9%;
  - premiums written and accepted by MAPFRE AMÉRICA increased by 9.8%, and its net profit by 14.7%. For the fist time, its combined ratio was lower than 100%;
  - premiums written and accepted by MAPFRE RE increased by 35.3%, and its net profit by 35.9%;
  - the main subsidiaries achieved a Non-life combined ratio lower than 100%.

- During the first half of 2004, revenues increased by 26% with respect to the same period of 2003. Net profit for the second quarter grew 22%, while net cumulative profit for the first half of 2004 was €92.3 million, a 27% increase over the first half of the previous year.

First half of 2004:
Evolution of key figures vs. targets

	1H 04	% Var. vs. 1H 03	Target	Var. vs. Target
Non-life direct insurance premiums: Spain	1,509.0	42.0%	> 10%	32.0%
Non-life direct insurance premiums: Abroad	632.4	8.5%	> 10%	-1.5%
Third-party funds managed by Mapfre Vida	15,526.0	17.9%	8-10%	9.9%
Combined ratio	93.9%	-3.6%	< 100%	6.1%
Net result	92.3	27.0%	> 10%	17.0%

Million euros

CORPORACIÓN MAPFRE:
Combined Ratio(1)


104.7%
101.5%
99.0%
97.5%
93.9%
1H 00
1H 01
1H 02
1H 03
1H 04

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Technical account.

CORPORACIÓN MAPFRE:
Key figures

	1H 00	1H 01	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted Non-Life premiums	1,241.4	1,624.8	1,868.3	1,930.9	**2,500.8**	29.5%
Written and accepted Life premiums	345.9	973.3	1,022.6	883.7	**1,162.2**	31.5%
Net income, group share	49.4	53.9	61.4	72.7	**92.3**	27.0%
Total assets	10,287.7	12,625.9	14,530.6	16,151.3	**20,784.5**	28.7%
Managed savings (1)	10,217.6	12,221.3	14,628.9	16,321.5	**20,448.0**	25.3%
Shareholders' equity	1,137.9	1,190.6	1,079.7	1,071.2	**1,659.3**	54.9%
Financial debt (2)	79.9	177.5	373.2	339.4	**295.6**	-12.9%
Market capitalisation	819.5	1,494.3	1,452.5	1,688.6	**2,405.7**	42.5%
Outstanding shares (3)	181,564,536	181,564,536	181,564,536	181,564,536	**238,900,706**	31.6%
Earnings per share	0.27	0.30	0.34	0.40	**0.39**	-3.6%
Employees	10,227	11,024	11,618	12,848	**14,626**	13.8%
N/L Loss ratio (4)	72.4%	71.4%	69.1%	68.7%	**67.5%**	
N/L Expense ratio (4)	32.3%	30.1%	29.9%	28.8%	**26.4%**	
N/L Combined ratio (4)	104.7%	101.5%	99.0%	97.5%	**93.9%**	

1) Includes: technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
2) Debt increase due to the issuance of simple debentures for an amount of €275 million in July 2001.
3) Adjusted for the 3-for-1 split carried out in September 2001.
4) Ratios calculated over net premiums earned.

Million euros

SISTEMA MAPFRE:
Consolidated profit and loss account

	1H 2003	**1H 2004**	% Var. 04/03
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Premiums earned	3,515.0	**4,269.6**	21.5%
Claims	-2,412.2	**-3,037.3**	25.9%
Other technical expenses	-1,073.9	**-1,030.8**	-4.0%
RESULT, DIRECT INSURANCE AND ACCEPTED REINSURANCE	28.9	**201.5**	597.2%
ACCEPTED AND RETROCEDED REINSURANCE			
Premiums and variations in the unearned premiums reserve	-295.0	**-458.0**	55.3%
Claims paid and variations in the provision for claims	131.6	**178.3**	35.5%
Variations in other provisions, commissions and participations	56.5	**74.8**	32.4%
RESULT, ACCEPTED AND RETROCEDED REINSURANCE	-106.9	**-204.9**	91.7%
INVESTMENT RESULT	450.3	**442.8**	-1.7%
OTHER TECHNICAL RESULTS	-37.1	**-51.7**	39.4%
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	335.2	**387.7**	15.7%
NON-TECHNICAL ACCOUNT			
Investment income and expenses	28.6	**37.1**	29.7%
Goodwill amortisation	-12.7	**-13.3**	4.7%
Other non-technical income and expenses	-17.9	**-27.5**	53.6%
Extraordinary results	1.4	**-6.3**	-550.0%
RESULT, NON-TECHNICAL ACCOUNT	-0.6	**-10.1**	---
RESULT BEFORE TAX AND MINORITY INTERESTS	334.6	**377.6**	12.9%
RESULT AFTER TAX	249.1	**275.3**	10.5%
RESULT ATTRIBUTABLE TO MAPFRE MUTUALIDAD	170.8	**182.3**	6.7%

Non-life ratios (% of premiums earned)	1H 2003	**1H 2004**
Gross expense ratio(1)	21.0%	**20.6%**
Gross loss ratio(1)	69.2%	**64.7%**
Non-life combined ratio(2)	93.5%	**90.8%**

1) As a percentage of gross premiums earned
2) As a percentage of net premiums earned

Million euros

SISTEMA MAPFRE:
Key figures

	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted Non-Life premiums	2,847.3	2,989.0	**3,712.0**	24.2%
Written and accepted Life premiums	1,106.4	963.4	**1,257.9**	30.6%
Net income, group share	121.2	170.8	**182.3**	6.7%
Total assets	17,262.9	19,341.5	**24,288.5**	25.6%
Managed savings (1)	16,585.2	18,568.3	**22,960.9**	23.7%
Equity	1,085.8	1,276.2	**1,563.9**	22.5%
Financial debt	376.4	344.1	**297.2**	-13.6%
N/L Loss ratio (2)	71.2%	72.1%	**69.3%**	
N/L Expense ratio (2)	23.7%	21.4%	**21.5%**	
N/L Combined ratio (2)	94.9%	93.5%	**90.8%**	

1) Includes: technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
2) Ratios calculated over net premiums earned.

Million euros

CORPORACIÓN MAPFRE:
Consolidated profit and loss account

	1H 02	1H 03	**1H 04**	% 04/03
N/L Gross premium written	1,860.7	1,921.7	2,489.6	29.6%
N/L Net Premiums Earned	1,301.6	1,324.8	1,556.2	17.5%
Net Claims Incurred	-884.6	-894.9	-1,028.0	14.9%
Variation, Other Technical Provisions	-15.1	-15.8	-21.9	38.6%
Operating Expenses	-369.7	-360.0	-383.7	6.6%
Net Other U/W Income	-19.7	-21.2	-27.2	28.3%
U/W Result	**12.5**	**33.0**	**95.4**	**189.1%**
Net Inv. Income, Non-life Account	84.6	94.6	79.2	-16.3%
Variation, stabilization/equalization reserve	-5.8	-14.4	-23.9	66.0%
Non-life Technical Result	**91.3**	**113.2**	**150.7**	**33.1%**
Life GPW	1,021.2	880.0	1,162.8	32.1%
Life Net Premiums Earned	994.3	845.6	1,089.0	28.8%
Net Life Expenses	-79.6	-62.7	-77.9	24.2%
U/W Result, Life Account	-160.7	-213.5	-257.1	20.4%
Net Inv. Income, Life account	198.4	263.6	315.4	19.7%
Life Technical Result	**37.7**	**50.1**	**58.3**	**16.4%**
Total Technical Result	**129.0**	**163.3**	**209.0**	**28.0%**
Net financial income	17.6	6.5	12.5	92.3%
Other Non-technical Items	-7.5	-7.5	-9.5	26.7%
Extraordinary Items	2.2	1.6	-4.2	---
Profit before tax and minority interests	**141.4**	**163.9**	**207.8**	**26.8%**
Tax	-37.3	-46.8	-62.8	34.2%
Profit after tax	**104.0**	**117.1**	**145.0**	**23.8%**
Minority interests	-42.6	-44.4	-52.7	18.7%
Net attributable profit	**61.4**	**72.7**	**92.3**	**27.0%**
N/L Loss Ratio (1)	69.1%	68.7%	67.5%	
N/L Expense Ratio (1)	29.9%	28.8%	26.4%	
N/L Combined Ratio (1)	99.0%	97.5%	93.9%	

1) Ratios calculated over net premiums earned.

Million euros

CORPORACIÓN MAPFRE:
Profit by business area

CORPORACIÓN MAPFRE

		1H 02	1H 03	**1H 04**	% 04/03
Companies operating primarily in Spain					
Direct insurance		96.5	116.4	**146.3**	25.7%
	Subtotal	96.5	116.4	**146.3**	25.7%
Companies operating primarily abroad					
Direct insurance		32.6	30.1	**34.3**	14.0%
Accepted reinsurance		15.2	21.3	**31.2**	46.5%
Assistance		2.9	3.8	**4.4**	15.8%
Other		-0.1	0.4	**0.4**	---
	Subtotal	50.6	55.6	**70.3**	26.4%
EQUITY-ACCOUNTED SUBSIDIARIES					
Brokerage and fund management		11.8	10.8	**12.4**	14.8%
Real estate management and development		3.0	2.4	**5.3**	120.8%
Other		-0.1	0.3	**0.4**	33.3%
Total results from subsidiaries		161.8	185.5	**234.7**	26.5%
Amortisation of goodwill and portfolio acquisition costs		-12.3	-15.1	**-18.8**	24.5%
CORPORACIÓN MAPFRE *unconsolidated result*		-57.7	-6.0	**32.6**	---
Consolidation adjustments		49.5	-0.5	**-40.7**	---
Profit before tax and minority interests		141.3	163.9	**207.8**	26.8%
Tax		-37.3	-46.8	**-62.8**	34.2%
Profit after tax		104.0	117.1	**145.0**	23.8%
Minority interests		-42.6	-44.4	**-52.7**	18.7%
Net attributable profit		61.4	72.7	**92.3**	27.0%

Million euros



CORPORACIÓN MAPFRE:
Subsidiaries' results

	GROSS RESULT[1] 1H 03	GROSS RESULT[1] 1H 04	NET RESULT 1H 03	NET RESULT 1H 04
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT	56.8	69.5	41.3	49.6
MAPFRE VIDA[2]	56.8	62.1	41.3	44.7
MUSINI VIDA	—	7.4	—	4.8
GENERAL INSURANCE OPERATING UNIT	42.8	47.7	24.2	28.4
MAPFRE SEGUROS GENERALES[3]	26.2	36.1	19.2	25.9
MAPFRE GUANARTEME	10.5	11.4	7.7	8.2
MAPFRE FINISTERRE	8.5	5.6	4.6	3.4
COMMERCIAL INSURANCE OPERATING UNIT	19.2	50.3	12.2	34.1
MAPFRE INDUSTRIAL	13.7	19.6	8.9	12.7
MAPFRE CAUCIÓN Y CRÉDITO	5.5	6.0	3.3	3.7
MUSINI S.A.[5]	—	24.7	—	17.6
MAPFRE CAJA SALUD	8.9	6.1	4.9	1.2
Companies operating primarily abroad				
MAPFRE AMÉRICA	29.4	33.9	21.1	24.2
MAPFRE RE	21.3	31.2	14.2	19.3
MAPFRE ASISTENCIA	3.8	4.4	2.2	2.5
OTHERS	0.7	0.4	0.6	0.4
EQUITY-ACCOUNTED SUBSIDIARIES (4)				
MAPFRE INMUEBLES	3.8	8.5	2.4	5.3
GESMADRID	2.5	2.5	1.7	1.6
CAJA MADRID PENSIONES	0.7	0.7	0.5	0.5
CAJA MADRID BOLSA	0.5	0.7	0.3	0.5

1) Before taxes, minorities and amortisation of goodwill and portfolio acquisition costs
2) Includes the results of MAPFRE INVERSION and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
3) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the COMMERCIAL INSURANCE UNIT
4) Consolidated in proportion to the percentage of ownership in each company
5) The result of MUSINI S.A. includes a non-recurring profit of €14.1 million (€10.6 million after tax) from the transfer of MUSINI VIDA to MAPFRE VIDA, which has been eliminated in the consolidated profit

Million euros

CORPORACIÓN MAPFRE:
Profit by business unit (1)

June 2002


REINSURANCE 9%
LIFE 26%
ASSET MANAGEMENT 10%
GENERAL INSURANCE 25%
COMMERCIAL INSURANCE 8%
AMERICA 19%
OTHER 3%

June 2003


REINSURANCE 11%
LIFE 25%
ASSET MANAGEMENT 8%
GENERAL INSURANCE 28%
COMMERCIAL INSURANCE 10%
AMERICA 15%
OTHER 3%

June 2004


REINSURANCE 12%
LIFE 23%
ASSET MANAGEMENT 7%
GENERAL INSURANCE 21%
COMMERCIAL INSURANCE 20%
AMERICA 13%
OTHER 4%

1) Before taxes, minority interests, and amortisation of goodwill and portfolio acquisition costs.

CORPORACIÓN MAPFRE:
Cash earnings

	1H 02	1H 03	**1H 04**	% 04/03
Net attributable result	61.4	72.7	**92.3**	27.0%
Depreciation [1]	22.7	20.3	**21.9**	7.9%
Amortisation [1]	12.3	15.1	**18.8**	24.5%
Cash earnings	96.4	108.1	**133.0**	23.0%

1) Amortisation and depreciation figures have not been adjusted for the effect of taxes and minority interests.

Million euros

MAPFRE-CAJA MADRID HOLDING:
Key figures

	PREMIUMS				RESULTS [1]			
	1H 02	1H 03	**1H 04**	% 04/03	1H 02	1H 03	**1H 04**	% 04/03
MAPFRE VIDA	986.8	859.1	**1,068.0**	24.3%	51.4	56.8	**69.5**	22.4%
MAPFRE SEGUROS GENERALES	403.8	459.8	**612.1**	33.1%	35.3	42.8	**47.7**	11.4%
MAPFRE INDUSTRIAL	192.2	255.3	**317.7**	24.4%	9.7	13.7	**19.6**	43.1%
MAPFRE CAUCIÓN Y CRÉDITO	49.5	59.0	**68.3**	15.8%	4.3	5.5	**6.0**	9.1%
MUSINI S.A. [2]	---	---	**216.1**	---	---	---	**24.7**	---
MAPFRE CAJA SALUD	249.5	278.7	**321.8**	15.5%	7.6	8.9	**6.1**	-31.5%

	1H 02	1H 03	**1H 04**
N/L Loss ratio [3]	67.1%	68.7%	70.2%
N/L Expense ratio [3]	25.4%	24.9%	21.4%
N/L Combined ratio [3]	92.5%	93.6%	91.6%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisiton costs.

2) Figures relative to the consolidated accounts of MUSINI S.A.

3) Ratios calculated over net premiums earned.

Million euros

MAPFRE-CAJA MADRID HOLDING:
Sales by channel

	JUNE 2003			JUNE 2004		
	Agents channel	Caja Madrid channel	% Caja Madrid Channel	Agents channel	Caja Madrid channel	% Caja Madrid Channel
MAPFRE VIDA	418.0	441.1	51.3%	554.1	513.9	48.1%
Life premiums - Savings	362.5	403.8	52.7%	488.5	475.3	49.3%
Life premiums - Risk	55.5	37.3	40.2%	65.6	38.6	37.0%
MAPFRE SEGUROS GENERALES	428.8	31.0	6.7%	571.9	40.2	6.6%
MAPFRE CAJA SALUD	267.5	11.2	4.0%	306.8	15.0	4.7%
MAPFRE EMPRESAS	304.2	10.1	3.2%	590.1	12.0	2.0%
MAPFRE INDUSTRIAL	245.6	9.7	3.8%	306.1	11.6	3.7%
MAPFRE CAUCIÓN Y CRÉDITO	58.6	0.4	0.7%	67.9	0.4	0.6%
MUSINI S.A.	---	---	---	216.1	---	---
TOTAL	**1,418.5**	**493.4**	**25.8%**	**2,022.9**	**581.1**	**22.3%**

Million euros

Sales of CAJA MADRID products through the MAPFRE network

	1H 03	1H 04	% 04/03
Mortgages	205.3	**402.1**	95.9%
Consumer loans	18.3	**26.5**	44.8%
Financing of real estate developments	31.0	**110.3**	---
Other loans	26.6	**45.9**	72.6%
Car loans	25.7	**59.1**	130.0%
Leasing (assets other than vehicles)	5.2	**13.4**	157.7%
Total loans	312.1	**657.3**	110.6%
Deposits	80.9	**67.8**	-16.2%
Total business volume	393.0	**725.1**	84.5%

Million euros

Spanish Insurance market:
Market shares as at 31.03.2004, total direct insurance premiums


14.9%
4.6%
10.3%
7.3%
5.7%
4.6%
4.1%
4.0%
3.9%
3.2%
3.2%
3.2%
MAPFRE
GENERALI
ALLIANZ
AVIVA
CAIFOR
AXA
ZURICH
CASER
BBVA SEGUROS
WINTERTHUR
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Spanish Insurance market:
Market shares as at 31.03.2004, total Non-life insurance premiums


17.1%
7.7%
9.4%
8.2%
5.6%
5.5%
5.5%
4.0%
4.0%
3.4%
3.3%
2.8%
MAPFRE
ALLIANZ
GENERALI
AXA
ZURICH
WINTERTHUR
CASER
MUTUA MADRILEÑA
CATALANA OCCIDENTE
ADESLAS
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Spanish Insurance market:
Market shares as at 31.03.2004, Life technical reserves


11.2%
10.5%
7.7%
6.0%
5.1%
4.7%
3.9%
2.9%
2.8%
2.5%
CAIFOR
CORPORACIÓN MAPFRE
BBVA SEGUROS
GENERALI
AVIVA
SCH SEGUROS
ALLIANZ
CASER
AXA
ZURICH

Source: ICEA

MAPFRE VIDA:
Funds under management[1]


CAGR 00-04: 18.5%
8,081
9,623
12,037
13,551
15,946
1H 00
1H 01
1H02
1H 03
1H 04
Technical reserves
Mutual and pension funds
Shareholders' equity

1) The technical reserves of the CAJA MADRID Life business are included from June 2001. The funds managed by MUSINI VIDA are included from June 2004.

Million euros

MAPFRE VIDA

- The growth in funds under management, which should be considered as very satisfactory in the current interest rate environment, reflects:
  - New group savings business, which includes a new €113.6 million transaction with SEPI;
  - Growth in retail savings products distributed through the Bank channel, which offset the effect of maturities;
  - Sustained growth in risk products;
  - The increase in managed mutual and pension funds mainly due to net positive sales.
- MUSINI VIDA contributes 4.1% of total premiums and 9.7% of the net profit.

	1H 02	1H 03	**1H 04**	% 04/03
Technical Reserves	8,348.1	9,620.9	**10,325.9**	7.3%
Investment Funds	2,093.6	2,148.8	**2,468.0**	14.9%
Pension Funds	1,223.4	1,395.1	**1,602.6**	14.9%
Funds under management Mapfre Vida	11,665.1	13,164.8	**14,396.5**	9.4%
Funds under management Musini Vida	---	---	**1,129.5**	—
Third-party funds under management	11,665.1	13,164.8	**15,526.0**	17.9%
Clients - Investment Funds	111,650	109,090	**111,695**	2.4%
Clients - Pension Funds	87,453	111,504	**124,875**	12.0%
Written and accepted premiums	986.8	859.1	**1,068.0**	24.3%
Gross result (1)	51.4	56.8	**69.5**	22.4%
Net result	37.4	41.3	**49.6**	20.1%
Equity	371.6	386.2	**419.6**	8.6%
Expense Ratio(2)	2.8%	4.5%	**4.1%**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Average technical reserves

Million euros

MAPFRE VIDA:
Breakdown of funds under management

	1H 02	1H 03	1H 04	% 04/03
Regular premiums insurance	2,997.6	3,202.3	**3,423.1**	6.9%
- Agents channel	2,793.6	2,982.7	**3,195.9**	7.1%
- Bank channel	204.0	219.6	**227.2**	3.5%
Single premiums insurance	5,137.0	6,150.9	**6,577.8**	6.9%
- Agents channel	2,035.8	2,466.4	**2,697.3**	9.4%
- Bank channel	3,101.2	3,684.5	**3,880.5**	5.3%
Life insurance - Risk	78.3	96.7	**110.2**	14.0%
- Agents channel	26.9	27.6	**30.4**	10.1%
- Bank channel	51.4	69.1	**79.8**	15.5%
MUSINI VIDA	—	—	**1,111.3**	—
Total mathematical reserves	8,212.9	9,449.9	**11,222.4**	18.8%
Other reserves	135.2	171.0	**233.0**	36.3%
TECHNICAL RESERVES	8,348.1	9,620.9	**11,455.4**	19.1%
MUTUAL FUNDS	2,093.6	2,148.8	**2,468.0**	14.9%
PENSION FUNDS(1)	1,223.4	1,395.1	**1,602.6**	14.9%
THIRD-PARTY FUNDS UNDER MANAGEMENT	11,665.1	13,164.8	**15,526.0**	17.9%
SHAREHOLDERS' EQUITY	371.6	386.2	**419.6**	8.6%
TOTAL FUNDS UNDER MANAGEMENT	12,036.7	13,551.0	**15,945.6**	17.7%
MUSINI S.A.:	—	—	**549.9**	—
- Mathematical reserves	—	—	**445.6**	—
- Mutual funds	—	—	**31.3**	—
- Pension funds	—	—	**73.0**	—
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	12,036.7	13,551.0	**16,495.5**	21.7%

1) Includes €704.3 million (€662.3 million as of June 2003 and €635.4 million as of June 2002) corresponding to defined benefit pension funds entered into through a Life insurance contract.

Million euros

MAPFRE VIDA:
Premiums breakdown

	1H 02	1H 03	**1H 04**	% 04/03
Regular Premiums	208.4	201.8	**206.0**	2.1%
- Agents channel	196.2	190.2	**195.0**	2.5%
- Bank channel	12.2	11.6	**11.0**	-5.2%
Single Premiums	695.2	564.5	**644.2**	14.1%
- Agents channel	161.2	172.3	**207.1**	20.2%
- Bank channel	534.0	392.2	**431.6**	10.0%
- MUSINI VIDA	---	---	**5.5**	---
Life premiums - Savings	903.6	766.3	**850.2**	10.9%
Externalisation	9.0	---	**113.6**	---
- Agents channel	9.0	---	45.1	---
- Bank channel	---	---	32.7	---
- MUSINI VIDA	---	---	35.8	---
Sub-total	912.6	766.3	**963.8**	10.0%
Life Premiums - Risk	74.2	92.8	**104.2**	12.3%
- Agents channel	45.6	55.5	**62.9**	13.3%
- Bank channel	28.6	37.3	**38.6**	3.5%
- MUSINI VIDA	---	---	**2.7**	---
TOTAL PREMIUMS	986.8	859.1	**1,068.0**	24.3%
- Agents channel	412.0	418.0	**510.1**	22.0%
- Bank channel	574.8	441.1	**513.9**	16.5%
- MUSINI VIDA	---	---	**44.0**	

Million euros

MAPFRE VIDA: Embedded Value Earnings


913.7
8.0
0.0
75.5
35.9
- 4.1
115.4
- 58.1
970.9
2002 EV
Changes in the model
Changes in assumptions
Expected return
Value added by new business
Experience variance from assumptions
Value added in 2003
Dividends paid and other items(1)
2003 EV

Million euros

1) 'Other items' includes the donation to the Fundación MAPFRE VIDA (MAPFRE VIDA Foundation)

MAPFRE VIDA:
Embedded Value[1]

	2001	2002	2003	% 03/02
VIF[2]	551.0	536.4	572.4	6.7%
VIF of MUSINI VIDA[3]	---	---	-2.7	---
Adjusted net asset value	343.2	377.3	401.2	6.3%
Embedded Value[4]	**894.2**	**913.7**	**970.9**	**6.3%**

1) Embedded value calculated by Consultora MAPFRE VIDA and certified by Watson Wyatt. The certification letter is shown in the Appendix
2) VIF = value of in-force. The figures shown in this line correspond to the sum of the values of the Life insurance, accidental death insurance, mutual funds and pension funds in-force businesses
3) The value of in-force of MUSINI VIDA amounts to €0.1 million not taking into account that the actual mortality experience can vary with respect to the mortality tables presently used by MAPFRE VIDA. Over the next few years, MAPFRE VIDA will strengthen the mathematical reserves of MUSINI VIDA in the amount of €2.8 million. Assuming that such reserve strengthening were exactly sufficient in order not to yield neither a positive nor a negative mortality margin, the value of in-force of MUSINI VIDA would be -€2.7 million.
4) The embedded value is shown after taxes and solvency margin costs. It was calculated using a 8% discount rate for 2002 and 2003 and an 8.5% discount rate for 2001.

Million euros

MAPFRE VIDA:
Value added by new business[1]

	2003	
	APE[2]	VNB[3]
Mapfre Vida agents channel	68.5	26.6
Mapfre Vida bank channel	88.6	18.7
Accidental death business	14.9	4.7
Gross value added by the new Life insurance business	172.0	50.0
Gross value added by the new mutual and pension funds business		31.4
Gross value added by new business		81.4
Unallocated acquisition costs[4]		-45.5
Value added by new business		**35.9**

1) Value added by new business calculated as at 31 December 2003.
2) Annual premiums equivalent = 100% of annualised regular premiums + 10% of single premiums.
3) Value of new business = value added by new business.
4) Includes all expenses related to the distribution of products (sales force support, marketing, commercial training, product development, policy issuance, risk selection, etc.), except commissions, which were assigned by product to each channel.

Million euros

MAPFRE VIDA:
Sensitivity to the discount rate

	7.0%	8.0%	9.0%
2003 Embedded Value	1,036.0	970.9	913.9
Change	6.7%	--	-5.9%

Million euros

MAPFRE VIDA: Assumptions

	2003	2002
Financial returns		
– Reinvestment rates		
• Government bonds	4.30%	4.51%
• Corporate bonds	5.30%	5.51%
• Shares	6.80%	7.01%
• Real estate	6.80%	7.01%
• Cash	3.30%	3.51%
– Existing assets	Booked returns until maturity	Booked returns until maturity
Maintenance expenses	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation	– Based on internal analyses – Expressed in euros per policy – Indexed to a 3.5% inflation
Fees	In line with the present fee structure	In line with the present fee structure
Mortality, disability, redemptions and turnovers	Tables based on the company's own experience	Tables based on the company's own experience
Cost of the solvency margin		
– Solvency margin	100% of the minimum legal requirement	100% of the minimum legal requirement
– Yield on investments backing the solvency margin	4.30%	4.51%
Tax rate	35%	35%

MAPFRE VIDA:
Comparison of the main assumptions

	MAPFRE	Market Average (1)
Discount rate	8.00%	7.52%
Gross investment return on government bonds	4.30%	4.36%
Gross investment return on shares	6.80%	6.72%
Inflation	2.50%	1.48%
Tax rate	35.00%	28.18%

1) Figures relative to: AGF; Alleanza; Allianz (France, Germany, Italy); AVIVA (Spain); AXA (France); Generali (Italy, Spain); ING (Holland, Spain); Mediolanum; Munich Re (Germany, Italy); RAS; Sampo
Source: company reports



MAPFRE VIDA:
Glossary

- An **embedded value** is an actuarial estimate of the economic value of the life insurance, accidental death insurance, pensions and mutual fund businesses, excluding any value attributable to future new business;
- The embedded value is defined as the sum of shareholders' **net assets**, considering assets at market value, and the **value of in-force business** (VIF);
- The value of in-force business (VIF) is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the minimum legal requirement;
- **Embedded value earnings** are defined as the change in embedded value during the year, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year;
- **Changes in the model**, differences between the financial model used to calculate the embedded value as at 31 December 2003 and that used to calculate the embedded value as at 31 December 2002;
- **Changes in assumptions**, changes in the future experience assumed in the calculation of the value of in-force business, including economic, expense, lapse, and mortality assumptions;
- **Expected return** on the beginning of the year embedded value, comprised of the actual investment return after tax, on the beginning of the year adjusted net assets less solvency margin, plus the return, at the discount rate, on the beginning of the year value of the in-force business and solvency margin;
- **Value added by new business** is the embedded value added by 2003 new business, after new business first year strain and after deducting the initial solvency margin requirement using end-of-year assumptions;
- **Experience variance** from assumptions are the deviations arising from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.

MAPFRE SEGUROS GENERALES: Market share in 2003[1]

MARKET SHARE


15.5%
12.7%
9.3%
4.2%
4.1%
MAPFRE
SANTA LUCÍA
OCASO
ALLIANZ
WINTERTHUR

PREMIUMS GROWTH


15.4%
13.4%
7.9%
7.8%
6.7%
MAPFRE
ALLIANZ
SANTA LUCÍA
WINTERTHUR
OCASO

1) Figures corresponding to the personal lines segments of the Home, Small Business, Condominiums, Personal Accidents and Burial insurance branches.

Source: ICEA

MAPFRE SEGUROS GENERALES:
Market shares in 2003 by branch of business(1)

Home insurance		Commercial risks		Condominiums comb.		Personal accidents(2)		Burial	
MAPFRE	14.6%	MAPFRE	18.6%	MAPFRE	21.5%	MAPFRE	14.3%	SANTA LUCÍA	38.3%
CASER	7.2%	ALLIANZ	8.7%	OCASO	11.4%	WINTERTHUR	7.0%	OCASO	22.9%
SANTA LUCÍA	5.9%	WINTERTHUR	7.9%	MUTUA PROP.	7.3%	ALLIANZ	4.8%	MAPFRE	14.2%
ALLIANZ	5.2%	ZURICH	7.4%	CATALANA	7.1%	OCASO	4.6%	PREVENTIVA	4.2%
BBVA	4.7%	AXA	6.2%	ZURICH	5.4%	AXA	4.2%	ALMUDENA	2.7%

1) Figures corresponding to the personal lines segments of the Home, Small Business, Condominiums, Personal Accidents and Burial insurance branches.
2) Excluding Motor Passengers Insurance.

Source: ICEA

MAPFRE SEGUROS GENERALES

- The increase in consolidated net profit with respect to the same period of the previous year reflects:
  - Sustained premiums growth in most business lines, primarily due to new business;
  - An increase in the retention rate;
  - The purchase of a stake in MAPFRE GUANARTEME from a minority shareholder carried out in 2003.

- The strong increase in the burial insurance business is due to the renewal for a year in January of the whole portfolio of the new funeral insurance product "Seguro Universal de Decesos"

	1H 02	1H 03	**1H 04**	% 04/03
Personal accidents	44.6	50.1	**54.2**	8.2%
Marine	1.9	2.0	**2.4**	20.0%
Fire - Property	1.4	1.8	**6.1**	---
Motor civil liability	44.6	51.4	**57.8**	12.5%
Motor other risks	13.0	15.3	**18.0**	17.6%
Civil Liability	4.6	6.2	**8.2**	32.3%
Burial	89.6	96.0	**192.6**	100.6%
Home combined	117.2	138.1	**159.7**	15.6%
Condominiums combined	38.8	45.8	**53.6**	17.0%
Industrial risks	7.8	4.2	**5.2**	23.8%
Commercial risks	36.9	45.3	**51.5**	13.7%
Life	3.2	3.6	**2.8**	-22.2%
Written and accepted premiums	403.8	459.8	**612.1**	33.1%
Premiums earned	363.6	411.2	**468.8**	14.0%
Gross Result [1]	35.3	42.8	**47.7**	11.4%
Net result	18.0	24.2	**28.4**	17.4%
Equity	191.7	208.6	**196.1**	-6.0%
Loss Ratio	60.9	64.6	**66.2**	
Expense Ratio	30.7	29.3	**26.2**	
Combined Ratio	91.6	93.9	**92.4**	

1) Before tax, minority interests and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE SEGUROS GENERALES:
Result of the subsidiaries

- The net profit of MAPFRE FINISTERRE has decreased as in the first half of the previous year this subsidiary obtained gains from the redemption of a pension savings product sold in previous years, which were not repeated in the current semester. The company appropriated additional reserves for restructuring expenses amounting to €1.6 million.

- Although still very low in absolute terms, the claims ratio of MAPFRE GUANARTEME has increased with respect to the first half of the previous year due to a larger volume of serious claims.

COMMERCIAL INSURANCE UNIT

- The business activities of the Commercial Insurance Operating Unit evolved very favourably during the first half of the year. with a significant increase in its business volumes. It is worth highlighting, among others, that this Unit became the leading carrier for the insurance programs of the Telefónica Group globally and won the policies of Spanair and Trasmediterránea.
- The integration process goes on as planned. The Administrative, Back Office and Resources areas were integrated during this first half and the Large Risks Area was restructured. It is expected that the legal integration processes will finalise by year-end.
- Having obtained the approval from the Spanish General Directorate of Insurance and Pension Funds (DGSFP), MUSINI S.A. transferred its stake in MUSINI VIDA to MAPFRE VIDA for an amount of €100.2 million. This transaction did not have any impact on the accounts of MAPFRE VIDA, in which MUSINI VIDA is consolidated since 01.10.2003.
- Subsequently, MUSINI S.A. has carried out a capital reduction of €121.7 million through the amortisation of treasury stock, previously bought back from MAPFRE-CAJA MADRID HOLDING and third parties. Of this amount, €12 million corresponded to the reduction of the share capital and the balance to reserves. MUSINI S.A. financed this transaction with its cash surplus and the funds obtained from the sale of MUSINI VIDA. As a result, the stake of MAPFRE-CAJA MADRID HOLDING in MUSINI S.A. increased from 98.07% as of 31/12/03 to 99.93% as of 30/06/04.

COMMERCIAL INSURANCE UNIT:
Ranking in 2003, Industrial Insurance + Credit & Surety Insurance


19.5%
20.3%
9.0%
9.5%
7.7%
7.2%
7.4%
7.2%
5.5%
5.4%
MAPFRE INDUSTRIAL + MUSINI + M CyC
GENERALI
ZURICH
ALLIANZ
AXA
2003
2002

Source: ICEA

COMMERCIAL INSURANCE UNIT:
Ranking in 2003, Industrial Insurance



19.9%
20.9%
10.3%
11.0%
8.8%
8.2%
8.5%
8.3%
6.2%
6.1%
MAPFRE INDUSTRIAL + MUSINI
GENERALI
ZURICH
ALLIANZ
AXA
2003
2002

Source: ICEA

COMMERCIAL INSURANCE UNIT: Ranking in 2003, Credit & Surety


55.8%
56.1%
17.7%
17.9%
16.5%
15.9%
2.3%
2.2%
2.1%
2.0%
CRÉDITO Y CAUCIÓN
C.E.S.C.E.
MAPFRE CyC + MUSINI
HCC EUROPE
ACC. SEG. Y Rº CAUCIÓN Y C.
2003
2002

Source: ICEA

COMMERCIAL INSURANCE UNIT:
Ranking by line of business in 2003

	2002		2003	
	Market share	Ranking	Market share	Ranking
Credit & Surety	16.0%	3	16.5%	3
Fire - Property	17.6%	1	17.9%	1
Engineering	12.9%	1	14.5%	2
Civil liability	17.4%	1	17.9%	1
Transport	40.0%	1	35.0%	1

Source: ICEA

Mapfre Empresas:
MAPFRE CAUCIÓN Y CRÉDITO

- Profit growth is due to:
  - A larger volume of premiums, as a result of both the winning of new business and the significant increase in the premiums volume of foreign subsidiaries.
  - A decrease in the loss ratio and cost containment.
- The current market environment is characterised by a larger number of competitors and decreasing rates.

	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted premiums	49.5	59.0	**68.3**	15.8%
Gross result (1)	4.3	5.5	**6.0**	9.1%
Net result	2.5	3.3	**3.7**	12.1%
Equity	17.7	18.4	**19.6**	6.5%
Gross Loss Ratio(2)	72.4	64.0	**62.5**	
Gross Expense Ratio(2)	27.0	26.3	**24.5**	
Net non-technical income(2)	-3.7	-5.3	**-5.6**	
Reinsurers' result(2)	-16.5	-14.6	**-14.5**	
Combined Ratio(3)	79.2	70.4	**66.9**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

2) As a percentage of gross premiums earned.

3) As a percentage of net premiums earned.

Million euros

Mapfre Empresas: MAPFRE INDUSTRIAL

- Sustained premiums growth, reflecting primarily new Engineering and Civil Liability business.

- A general reduction in rates is being observed in the market, especially in Property lines.

- The growth in the result, reflects:
  - An increase in the retention rate;
  - A decline in the loss and expense ratios.

	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted premiums	192.2	255.3	**317.7**	24.4%
Gross result [1]	9.7	13.7	**19.6**	43.1%
Net result	6.3	8.9	**12.7**	42.7%
Equity	47.2	52.8	**63.9**	21.0%
Loss Ratio	71.7	69.5	**69.1**	
Expense Ratio	18.6	20.8	**19.0**	
Combined Ratio	90.3	90.3	**88.1**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Empresas: MUSINI S.A.

- Premiums grew 3.2% over the previous year. This increase has been limited by the elimination of the premium surcharge for terrorism cover in aviation insurance.
- A significant reduction in rates is being observed in the Large Risks segment of the Spanish market.
- With respect to the previous year, it is worth noting:
  - The increase in the retention rate; and
  - The decline in the Non-life loss ratio.

- The result includes a non-recurring profit of €14.1 million (€10.6 million after tax) from the transfer of MUSINI VIDA to MAPFRE VIDA. Excluding this amount, which has been eliminated in the consolidated profit of MAPFRE CAJA MADRID HOLDING, net profit grew 30.2% over the previous year.

	1H 04
Written and accepted premiums	216.1
- of which Life	39.8
Technical result: Non-Life	8.0
Technical result: Life	-1.0
Gross result [(1)]	24.7
Net result	17.6
Equity	152.1
Loss Ratio	74.5
Expense Ratio	-13.4
Combined Ratio	61.1

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Figures in this table refer to the consolidated accounts of MUSINI S.A., and do not include any adjustment related to any potential change in the legal structure of the COMMERCIAL INSURANCE UNIT

Million euros

MAPFRE CAJA SALUD

- Premiums grew above the 10.6% achieved by the market as a whole (source: ICEA, 1st quarter 2004), primarily due to strong growth in group business, reflecting the winning of new clients.
- A growing level of competition for group business is being observed in the market, together with decreasing rates.
- Net profit decreases with respect to the same period of the previous year, as a result of:
  - An increase in the loss ratio, especially in health assistance insurance.
  - The early amortisation of a €2.9 million goodwill, corresponding to a portfolio whose returns have not matched the levels forecast upon its acquisition.
- The decrease in the number of policyholders reflects the cancellation of a policy covering a group of civil servants.

	1H 02	1H 03	1H 04	% 04/03
Written and accepted premiums	249.5	278.7	**321.8**	15.5%
- Agents network (1)	240.7	267.5	**306.8**	14.7%
- Bank network	8.8	11.2	**15.0**	33.9%
Gross result (2)	7.6	8.9	**6.1**	-31.5%
Net result	4.3	4.9	**1.2**	-75.5%
Equity	81.6	88.3	**92.4**	4.6%
Loss Ratio	80.3	79.1	**82.1**	
Expense Ratio	16.2	17.0	**16.5**	
Combined Ratio	96.5	96.1	**98.6**	
Number of policyholders	719,374	815,991	**703,371**	-13.8%

Premiums and policyholders figure are shown on a full-period basis, independently of the dates on which companies were acquired

(1) Including brokers

(2) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE AMÉRICA: Results

- The increase in net profit reflects:
  - Strong premiums growth in most subsidiaries, due, among other reasons, to their good image in their respective markets, the widening of the distribution network and the economic recovery in some countries;
  - The significant decrease in the loss and expense ratios.

- Financial income decreased mainly due to lower interest rates. The contribution from realised gains is modest and amounts to €1.7 million before taxes.

- 112 new offices have been opened during the first half of 2004, 20 of which are direct offices.

	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted premiums	711.5	599.9	**658.6**	9.8%
Gross result [1]	32.4	29.4	**33.9**	15.3%
Net result	14.5	21.1	**24.2**	14.7%
Equity	534.0	508.0	**523.3**	3.0%
Loss Ratio	72.4	71.4	**66.8**	
Expense Ratio	34.3	35.2	**32.9**	
Combined Ratio	106.7	106.6	**99.7**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros



MAPFRE AMÉRICA:
Evolution of the combined ratio

- For the first time, the combined ratio has stood below 100%. This 6.9 percentage point decrease reflects:
  - The significant increase in premiums;
  - The adjustment of tariffs to risks underwritten;
  - Improvements in risk selection;
  - Cost containment;
  - A reduction in the net cost of reinsurance as a share of the cost of some large claims was taken up by reinsurers.


106.6%
- 4.5%
- 1.5%
- 0.9%
99.7%
Combined Ratio as at 31/12/02
Loss ratio (direct business)
Expense ratio (direct business)
Cost of reinsurance
Combined Ratio as at 30/06/04

MAPFRE AMÉRICA:
Premiums and income by country

COMPANY	PREMIUMS 1H 02	PREMIUMS 1H 03	PREMIUMS 1H 04	PREMIUMS % 04/03	PREMIUMS Local currency % 04/03	RESULTS [1] 1H 02	RESULTS [1] 1H 03	RESULTS [1] 1H 04	RESULTS [1] % 04/03	RESULTS [1] Local currency % 04/03
MAPFRE ARGENTINA	36.9	59.4	**76.6**	29.0%	36.9%	1.6	2.0	**3.4**	70.0%	65.7%
MAPFRE VERA CRUZ (BRAZIL)	136.0	102.3	**129.2**	26.3%	28.5%	2.3	3.5	**3.8**	8.6%	9.8%
MAPFRE S.G. COLOMBIA	22.4	19.6	**21.3**	8.7%	10.9%	0.9	1.1	**1.2**	9.1%	27.5%
MAPFRE S.G. CHILE	40.2	40.3	**51.5**	27.8%	18.6%	0.6	1.4	**2.0**	42.9%	27.1%
LA CENTRO AMERICANA (EL SALVADOR)	16.9	14.5	**14.9**	2.8%	12.7%	1.1	1.0	**1.0**	—	7.9%
MAPFRE TEPEYAC (MEXICO)	186.6	162.6	**139.5**	-14.2%	-0.7%	11.9	5.9	**4.7**	-20.3%	-7.9%
MAPFRE PARAGUAY	4.1	3.5	**3.8**	8.6%	4.6%	0.1	0.1	**0.2**	100.0%	39.9%
MAPFRE PERU	13.7	10.4	**11.8**	13.5%	24.7%	-0.1	0.5	**0.3**	-40.0%	-29.1%
MAPFRE USA (PUERTO RICO)	116.4	101.0	**108.0**	6.9%	37.0%	7.3	10.8	**11.0**	1.9%	19.7%
MAPFRE URUGUAY	6.4	3.8	**4.4**	15.8%	25.0%	-0.8	0.2	**0.0**	—	—
MAPFRE LA SEGURIDAD (VENEZUELA)	132.0	82.5	**97.6**	18.3%	50.5%	11.8	9.8	**13.0**	32.7%	69.8%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE AMÉRICA:
Management ratios for the main subsidiaries

	Loss ratio			Expense ratio		
	1H 03	**1H 04**	% 04/03	1H 03	**1H 04**	% 04/03
MAPFRE ARGENTINA	61.7%	**58.2%**	-3.5	35.3%	**37.0%**	1.7
MAPFRE VERA CRUZ (BRAZIL)	66.8%	**64.7%**	-2.1	42.5%	**41.8%**	-0.7
MAPFRE S.G. COLOMBIA	55.5%	**58.2%**	2.7	47.5%	**45.1%**	-2.4
MAPFRE S.G. CHILE	62.1%	**56.8%**	-5.3	30.2%	**33.0%**	2.8
LA CENTRO AMERICANA (EL SALVADOR)	67.8%	**62.4%**	-5.5	29.9%	**34.8%**	4.9
MAPFRE TEPEYAC (MEXICO)	67.7%	**62.4%**	-5.3	38.6%	**35.6%**	-3.0
MAPFRE PARAGUAY	65.1%	**59.6%**	-5.5	32.6%	**37.7%**	5.1
MAPFRE PERU	58.3%	**57.1%**	-1.2	38.8%	**41.3%**	2.4
MAPFRE USA (PUERTO RICO)	58.6%	**59.6%**	1.0	38.7%	**35.8%**	-2.9
MAPFRE URUGUAY	63.3%	**49.9%**	-13.4	50.6%	**46.0%**	-4.5
MAPFRE LA SEGURIDAD (VENEZUELA)	85.8%	**75.3%**	-10.5	29.8%	**27.5%**	-2.3

Subsidiaries' management ratios (expenses are classified by type)

Loss ratio: Net claims incurred / Net premiums earned = (Total incurred claims - Claims paid by reinsurers +/- Variation in claims reserve ceded to reinsurers) / (Gross premiums earned - Premiums ceded to reinsurers +/- Unearned premiums reserve ceded to reinsurers)

Expense ratio: Total net management expenses / Net premiums written = (Total administrative expenses + Total acquisition expenses - Reinsurance commissions and participations) / (Gross premiums written - Ceded reinsurance premiums)

MAPFRE AMÉRICA:
Key facts of the first half of 2004 by country

- **Brazil:**
  - Profit before taxes, minorities and amortisation of goodwill and portfolio acquisition costs includes €1.4 million corresponding to the release of surplus tax reserves.

- **Puerto Rico:**
  - The result before taxes, minority shareholders and amortisation of goodwill and portfolio acquisition costs includes €1.7 million from the sale of MAPFRE USA to MAPFRE MUTUALIDAD.

MAPFRE RE

- Premiums grew strongly, on the back of new business accepted in the recent renewal campaigns.
- The claims ratio decreased with respect to the same period of the previous year, reflecting the maintenance of sufficient technical conditions and a low incidence of catastrophe claims.
- The average tax rate has increased due to the release of provisions against the depreciation of the investment in foreign subsidiaries.
- The €150 million capital increase was completed. CORPORACIÓN MAPFRE raised its stake from 84.3% to 87.7%.

	1H 02	1H 03	**1H 04**	% 04/03
Written and accepted premiums	365.0	415.4	**561.9**	35.3%
- of which Life premiums	15.5	13.1	**35.9**	174.0%
Chg. in equalisation reserves	1.7	8.8	**13.8**	56.8%
Gross result [1]	15.2	21.3	**31.2**	46.5%
Net result	11.6	14.2	**19.3**	35.9%
Equity	273.9	318.4	**487.6**	53.1%
Loss Ratio	65.8	62.9	**59.9**	
Expense Ratio	33.0	31.6	**31.6**	
- Acquisition expenses	31.3	30.0	**30.2**	
- Administration expenses	1.8	1.5	**1.4**	
Combined Ratio	98.8	94.5	**91.5**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE ASISTENCIA

- The increase in business volumes reflects the sustained growth of ROAD AMERICA and the activities in Europe, partly due to the contribution of NSA (€6.3 million), which was acquired at the end of June 2003, that has compensated for the decrease in premiums in Latin America brought about by the depreciation of some local currencies and the cancellation of a number of contracts.
- The variations in the claims and expense ratios stem from the comparatively lower loss experience and higher acquisition costs, which characterise both the acquired companies and the new business lines, such as Pecuniary Losses.
- Profit growth was limited by larger goodwill amortisation charges and by the interest expenses arising from the higher level of indebtedness.

	1H 02	1H 03	1H 04	% 04/03
Total Income	116.7	117.4	**140.3**	19.5%
- Written and accepted premiun	70.8	68.9	**83.4**	21.0%
- Other income	45.9	48.5	**56.9**	17.3%
Gross result (1)	2.9	3.8	**4.4**	15.8%
Net result	2.4	2.2	**2.5**	13.6%
Equity	47.9	59.6	**66.6**	11.7%
Loss Ratio	84.8	75.7	**73.8**	
Expense Ratio	9.4	11.8	**17.3**	
Net non-technical income	-2.7	3.7	**-0.1**	
Combined Ratio	91.5	91.2	**91.0**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE ASISTENCIA: QUAVITAE

- CORPORACIÓN MAPFRE has announced the acquisition of the shareholdings of CORPORACIÓN ALBA (21.5%) and JP MORGAN PARTNERS (13.8%) in QUAVITAE for a price of €13.5 million.
- QUAVITAE is the leading company in the services for the elderly sector in Spain: it manages 14 retirement homes, both public and private, with 2,500 beds; it can accommodate 1,000 people in day care centres and provides service to 8,000 home assistance users and 26,000 teleassistance users. At present, it is building five new retirement homes, adding 762 new beds to those already available. In 2003, it recorded sales of €55 million and a loss of €1.4 million. Its shareholders' equity amounted to €16 million.
- At the end of 2003, CORPORACIÓN MAPFRE controlled directly 10% of the share capital of QUAVITAE and a further 10% through MAPFRE SEGUROS GENERALES. Both companies subscribed for their part of €0.7 million each in a €5.6 million capital increase carried out by QUAVITAE in April 2004, thus raising their respective stakes by 0.75%. The total investment in QUAVITAE amounts to €20.6 million, with a consolidation goodwill of €8.9 million, of which €6.2 million have arisen upon the latest acquisition.
- MAPFRE ASISTENCIA will take on the management of QUAVITAE, which in the future will be merged with its subsidiary MAPFRE ASISTENCIA ORO that specialises in the sector of services for the elderly. In its strategic plan, CORPORACIÓN MAPFRE forecast an investment in this company of €140 million over the next five years.

MAPFRE ASISTENCIA:
The sector of services for the elderly in Spain

- The sector of services for the elderly in Spain is very fragmented: at the beginning of 2003 there were nearly 4,900 retirement homes with over 250,000 beds and approximately 2,000 day care centres, which could accommodate around 40,000 people (source: IMSERSO).
- The private sector controls around 80% of both total retirement homes and available beds. Of these, about 65% are managed directly, and the remaining 35% on behalf of the public sector.
- In 2003, the estimated revenues of the sector were €1,750 million, a 11.1% increase. It is expected that such revenues will continue to grow up to €2,120 million in 2005 (source: DBK)
- The largest companies in the sector, among which QUAVITAE stands out, are gradually increasing their market share, and expect to increase their capacity over the next few years (source: company web sites and specialised portals).

	Beds	Day-centre places	Total capacity	Homes	*Homes under construction*	*Total capacity*
QUAVITAE + MAPFRE ASISTENCIA ORO	2,700	1,000	3,700	15	*5*	*762*
SANYRES	2,556	178	2,734	10	*14*	*3,165*
SAR	2,401	111	2,512	17	*6*	*779*
CARE	2,439	NA	2,439	15	*5*	*731*
SANITAS	2,238	181	2,419	26	*1*	*NA*
BALLESOL	2,406	NA	2,406	15	*30*	*NA*
METROCES	1,834	50	1,884	12	*4*	*1,166*
LOS NOGALES	1,521	NA	1,521	9	*NA*	*NA*

MAPFRE ASISTENCIA:
Key figures for the services for the elderly sector in Spain

	30/01/1999	30/01/2003	% Var. 03-99
Population > 65 years old	6,725,412	7,261,069	8.0%
Day-care centres	329	1,995	506.4%
- of which: private(1)	0	1,234	---
Retirement homes	3,720	4,890	31.5%
- of which: private(1)	2,703	4,073	50.7%
Avalaible beds	199,058	251,826	26.5%
- of which: private(1)	146,945	189,249	28.8%
Places in day-care centres	7,103	39,618	457.8%
- of which: private(1)	0	25,143	---
Total available places	206,161	291,444	41.4%
- of which: private(1)	146,945	214,392	45.9%

Source: IMSERSO, Portal de Mayores, Indicadores Sociales (www.imsersomayores.csic.es)



CORPORACIÓN MAPFRE: Consolidated quarterly results

NET RESULT BY QUARTER (million)

QUARTER	2001	2002	2003	2004
FIRST	25.8	28.5	34.1	45.2
SECOND	28.1	32.9	38.6	47.1
THIRD	17.4	28.0	34.5	--
FOURTH	24.9	24.0	34.0	--
TOTAL	**96.2**	**113.4**	**141.3**	--

EPS BY QUARTER

QUARTER	2001	2002	2003	2004
FIRST	0.14	0.16	0.19	0.19
SECOND	0.16	0.18	0.21	0.20
THIRD	0.10	0.15	0.19	--
FOURTH	0.14	0.13	0.19	--
TOTAL	**0.53**	**0.62**	**0.78**	--

QUARTERLY EPS


FIRST
SECOND
THIRD
FOURTH
TOTAL
2001
2002
2003
2004

Data adjusted for the share split, which took place on 15 September 2001. Figures in euros

CORPORACIÓN MAPFRE: Expense and loss ratios

COMPANY	GROSS EXPENSE RATIO (%)(1) 1H 02	1H 03	1H 04	GROSS LOSS RATIO (%)(2) 1H 02	1H 03	1H 04	COMBINED RATIO (%)(3) 1H 02	1H 03	1H 04
MAPFRE SEGUROS GENERALES(4)	30.8%	29.4%	**27.7%**	61.0%	62.9%	**63.6%**	91.6%	93.9%	**92.4%**
MAPFRE INDUSTRIAL	19.5%	20.4%	**20.0%**	61.6%	55.4%	**52.6%**	90.3%	90.3%	**88.1%**
MAPFRE CAUCION Y CREDITO(5)	27.0%	26.3%	**24.5%**	72.4%	64.0%	**62.5%**	79.2%	70.4%	**66.9%**
MUSINI S.A.(6)	---	---	**7.4%**	---	---	**53.1%**	---	---	**61.1%**
MAPFRE CAJA SALUD	16.2%	17.0%	**16.5%**	80.3%	79.1%	**82.1%**	96.5%	96.1%	**98.6%**
MAPFRE-CAJA MADRID HOLDING	25.7%	25.0%	**21.3%**	65.2%	64.0%	**62.1%**	92.5%	93.6%	**91.6%**
MAPFRE AMÉRICA	31.4%	30.5%	**29.0%**	68.2%	64.8%	**60.3%**	106.7%	106.6%	**99.7%**
MAPFRE RE	30.7%	29.6%	**29.5%**	64.3%	60.5%	**52.8%**	98.8%	94.5%	**91.5%**
MAPFRE ASISTENCIA	9.2%	18.0%	**19.2%**	81.7%	73.4%	**72.0%**	91.5%	91.2%	**91.0%**
CORPORACION MAPFRE (Cons.)	28.2%	26.9%	**24.0%**	67.3%	64.4%	**61.1%**	99.0%	97.5%	**93.9%**

1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned.
2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.
4) Excluding its subsidiary MAPFRE INDUSTRIAL.
5) Given the importance of the income from services provided in these subsidiaries, their expense ratios are adjusted to include the net other non-technical income.
6) Figures relative to the consolidated accounts of MUSINI S.A.

CORPORACIÓN MAPFRE:
Consolidated balance sheet

	1H 00	1H 01	1H 02	1H 03	**1H 04**	% 04/03
ASSETS						
Uncalled Share Capital	3.8	15.9	---	---	**---**	---
Fixed Assets	61.9	82.5	82.6	91.8	**93.1**	1.4%
Investments	7,244.1	8,890.1	10,544.3	12,265.8	**15,594.2**	27.1%
Consolidation goodwill	297.8	406.6	441.0	411.0	**441.4**	7.4%
Investments on account of policy holders assuming risk	460.6	611.4	653.9	486.5	**394.2**	-19.0%
Participation by reinsurance in technical reserves	455.7	528.1	507.5	543.6	**1,121.7**	106.3%
Credits, other assets and accruals	1,763.7	2,091.2	2,301.2	2,352.6	**3,139.9**	33.5%
TOTAL ASSETS	10,287.7	12,625.9	14,530.6	16,151.3	**20,784.5**	28.7%
LIABILITIES						
Shareholders' Equity	1,137.9	1,190.6	1,079.7	1,071.2	**1,659.3**	54.9%
Minority interests	587.6	657.9	599.7	641.7	**708.8**	10.5%
Negative difference on consolidation	9.0	4.6	3.1	3.5	**3.1**	-11.4%
Deferred income	9.9	8.7	16.6	13.8	**15.0**	8.7%
Technical reserves	7,209.2	8,898.8	10,658.0	12,291.1	**15,983.2**	30.0%
Technical reserves when inv. risk is assumed by policyholders	460.6	611.4	653.9	486.5	**394.2**	-19.0%
Reserves for risks and expenses	71.2	101.4	87.8	89.1	**117.6**	32.0%
Deposits received on ceded reinsurance	65.7	85.8	67.3	103.7	**115.0**	10.9%
Debts and accrued liabilities	736.7	1,066.6	1,364.4	1,450.7	**1,788.3**	23.3%
TOTAL LIABILITIES	10,287.7	12,625.9	14,530.6	16,151.3	**20,784.5**	28.7%

Million euros



CORPORACIÓN MAPFRE:
Consolidated investments breakdown

	1H 00	1H 01	1H 02	1H 03	**1H 04**
FIXED-ASSETS	547.3	562.9	532.9	508.6	**567.8**
EQUITY	109.0	205.3	166.3	144.8	**249.8**
FIXED-INCOME SECURITIES	5,126.7	6,432.2	8,175.1	9,799.7	**12,271.3**
INVESTMENT FUNDS	514.9	577.3	577.1	597.7	**753.8**
OTHER INVESTMENTS	946.3	1,112.4	1,092.9	1,215.0	**1,751.5**
TOTAL	7,244.1	8,890.1	10,544.3	12,265.8	**15,594.2**


100%
80%
60%
40%
20%
0%
1H 00
1H 01
1H 02
1H 03
1H 04
FIXED-ASSETS
EQUITY
FIXED-INCOME SECURITIES
INVESTMENT FUNDS
OTHER INVESTMENTS

Million euros

Watson Wyatt certification letter

Watson Wyatt
Worldwide

Watson Wyatt
Edificio La Pirámide
Pº de la Castellana, 31, 3º
28046 Madrid
Teléfono 91 310 19 53
Fax 91 310 26 17

14 July 2004

The Directors
Corporación Mapfre, S.A.
Carretera de Pozuelo de Alarcón a Majadahonda, S/N
Edificio 3
28220 Majadahonda (Madrid)

Dear Sirs,

Review of the embedded value of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida

At the request of Corporación Mapfre, S.A., Watson Wyatt Worldwide ("Watson Wyatt") has reviewed the calculation of the consolidated embedded value as at 31 December 2002 and as at 31 December 2003, of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries, Mapfre Inversión Dos, S.G.I.I.C., S.A., Mapfre Vida Pensiones, E.G.F.P., S.A. de Seguros, S.A. and Musini Vida, S.A. de Seguros y Reaseguros, Sociedad Unipersonal, carried out by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida").

In particular, we have reviewed the methodology and assumptions used to calculate the value of in-force business, checked the value of a sample of in-force policies within certain product lines, and carried out a high level review of the aggregate value of in-force business. The opinions stated in this letter are strictly limited to these issues.

Subject to the reliances and limitations set forth at the end of this letter, in our opinion the methodology used is appropriate, the assumptions are reasonable, and the results reviewed by us have been properly prepared.

We set out below the results of the calculations performed by Consultora Mapfre Vida.

Embedded values as at 31 December 2002 and 31 December 2003

1 An embedded value is an actuarial estimate of the economic value of the life, accidental death, pensions and mutual fund business, excluding any value attributable to future new business.

2 The embedded value is defined as the sum of shareholders' net assets, considering assets at market value, and the value of in-force business. The value of in-force business is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the legal requirement.

3 Table 1 shows the consolidated embedded values of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida and its subsidiaries, calculated using a discount rate of 8.0% and the assumptions set out in paragraph 8.

Table 1: Consolidated embedded value as at 31 December 2002 and 2003 (thousand euros)

	2002 at 8.0%	2003 at 8.0%
Adjusted net assets	377,313	401,182
Value of in-force business	536,396	569,754
Embedded value	913,709	970,936

The values shown in Table 1 assume taxation on future statutory profits of 35%, and are net of the cost of holding a level of solvency margin equal to 100% of the minimum legal requirement.

4 The adjusted net assets shown in Table 1 are equal to the consolidated statutory net assets of Mapfre Vida and its subsidiaries, adjusted by taking into account the market value of assets and by deducting unamortised acquisition expenses, goodwill, donations and dividends not considered in the statutory net assets, all after tax.

5 The value of in-force business was determined by discounting expected future statutory profits at a discount rate of 8.0%. While we believe that this is reasonable, we do not make any judgement or representation that this rate is appropriate for any particular investor. The discount rate appropriate to any particular investor will depend on the investor's own particular requirements, tax position, and perception of the risks associated with the realisation of future profits. In order that potential investors may judge the effect of using other discount rates, the consolidated embedded value as at 31 December 2003 has been calculated to be 1,036,026 thousand euros and 913,922 thousand euros, at discount rates of 7.0% and 9.0% respectively, after allowing for the cost of holding a solvency margin equal to 100% of the minimum legal requirement. In calculating these values at different discount rates, all other assumptions, including, in particular, those relating to investment returns, have been left unchanged.

Embedded value earnings in 2003

6 Embedded value earnings are defined as the change in embedded value during the year, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.

7 Table 2 shows the embedded value earnings of Mapfre Vida and its subsidiaries in 2003.

Table 2: Embedded value earnings in 2003 (thousand euros)

	2003
Change in embedded value	57,227
Dividends paid and donations	58,123
Embedded value earnings	115,350

Assumptions

8 The principal assumptions used in the calculation of the embedded values are set out below:

- New money pre-tax investment returns, before investment expenses, on government bonds have been assumed at 4.51% in the 2002 embedded value calculation and at 4.30% in the 2003 calculation. New money pre-tax investment returns on corporate bonds have been assumed to be 100 basis points higher, on equities and property 250 basis points higher, and on cash 100 basis points lower, than the government bond returns. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold. The existing mix of assets backing the life technical reserves has been assumed to continue in the future.

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Watson Wyatt Certification letter

- The cost of solvency margin has been calculated assuming that the level of solvency margin held is equal to 100% of the minimum legal requirement, and that the assets backing the solvency margin are government bonds earning pre-tax investment returns of 4.51% in the 2002 calculation and 4.30% in the 2003 calculation.
- To derive the expense assumptions used in the 2003 calculation, actual management expenses in 2003 assigned to the life insurance, accidental death, mutual fund and pension fund business, with the exception of non-recurrent expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business. The expense assumptions used in the 2002 calculation were derived in the same manner, using 2002 actual management expenses.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at 3.5% per annum in the 2002 embedded value calculation and 2.5% in the 2003 calculation.
- Salesforce commissions have been assumed to continue in the future at the scales existing at each respective valuation date.
- Life policyholder profit participation rates and product charges, as well as mutual fund and pension fund commission rates, have been assumed to continue in the future at the levels existing at each respective valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent operating experience and, where appropriate, on industry experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values, except for the future strengthening of the group annuity mathematical reserves required to satisfy Spanish regulations.

Reliances and limitations

9 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Consultora Mapfre Vida and Mapfre Vida and its subsidiaries.

10 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, mutual and pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

11 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vida and its subsidiaries or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vida or its subsidiaries other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

12 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the

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basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

13 The calculation carried out by Consultora Mapfre Vida does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

14 The calculation carried out by Consultora Mapfre Vida is consistent with the traditionally accepted practice for calculating embedded values, which differs from a "fair value" or market consistent approach. In particular, traditional embedded value methodology does not assess the costs of financial options and guarantees but makes an implicit allowance for these risks, together with all other risks, through the discount rate used. In order to comply with the European Embedded Value Principles recently published by the CFO Forum it will be necessary to calculate the cost of financial options and guarantees explicitly using stochastic techniques and disclose this separately.

Yours sincerely

Julio Koch
Practice Leader

Miguel Aquiso Spencer
Senior Consultant

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Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Provisional calendar for the year 2004

18/02/04	Release of year 2003 results
18/02/04	Analysts' presentation, year 2003 results - Madrid
19/02/04	Analysts' presentation, year 2003 results - London
06/03/04	Annual General Meeting - Madrid
29/04/04	Release of first quarter 2004 interim results
22/07/04	Release of first half 2004 results
28/10/04	Release of third quarter 2004 interim results
28/10/04	Analysts' presentation, third quarter 2004 interim results - Madrid
29/10/04	Analysts' presentation, third quarter 2004 interim results - London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Natalia Rodríguez Sánchez
+34-91-581-2458

Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.